 Feldman Financial Advisors, Inc.

1725 K Street, NW - Suite 205
Washington, DC 20006
202-467-6862
(Fax) 202-467-6963

Heritage Financial Group Albany, Georgia Conversion Valuation Appraisal Report Valued as of March 14, 2005 Prepared By Feldman Financial Advisors, Inc. Washington, D.C.

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Feldman Financial Advisors, Inc.

1725 K Street, NW - Suite 205
Washington, DC 20006
202-467-6862
(Fax) 202-467-6963

March 14, 2005

Board of Directors
Heritage Financial Group
310 West Oglethorpe Boulevard
Albany, Georgia 31701

Members of the Board:

At your request, we have completed and hereby provide an independent appraisal (the "Appraisal") of the estimated pro forma market value of Heritage Financial Group (the "Company") on a fully converted basis, as of March 14, 2005, in conjunction with the offer for sale of a minority interest of the Company's common stock (the "Stock Offering"). The Company is the mid-tier holding company of HeritageBank of the South (the "Bank"). The Company will offer 30% of its outstanding shares of common stock for sale in subscription and community offerings to eligible depositors, the employee stock ownership plan, directors, officers and employees of the Company and the Bank, and then to the general public. Heritage, MHC will own the remaining 70% of the Company's shares of common stock after the Stock Offering. The Appraisal is furnished pursuant to the filing by the Company of the Application for Approval of a Minority Stock Issuance by a Holding Company Subsidiary of a Mutual Holding Company (the "Application") with the Office of Thrift Supervision ("OTS").

Feldman Financial Advisors, Inc. ("Feldman Financial") is a financial consulting and economic research firm that specializes in financial valuations and analyses of business enterprises and securities in the thrift, banking, and mortgage industries. The background of Feldman Financial is presented in Exhibit I. In preparing the Appraisal, we conducted an analysis of the Company that included discussions with the Company's management, the Company's legal counsel, Silver, Freedman & Taff, LLP, and the Company's independent auditor, Mauldin & Jenkins, LLC. In addition, where appropriate, we considered information based on other available published sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information.

We also reviewed, among other factors, the economy in the Company's primary market area and compared the Company's financial condition and operating performance with that of selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for thrift institution common stocks in particular.

The Appraisal is based on the Company's representation that the information contained in the Application and additional evidence furnished to us by the Company and its independent auditor are truthful, accurate, and complete. We did not independently verify the financial statements and other information provided by the Company and its independent auditor, nor did we independently value the assets or liabilities of the Company. The Appraisal considers the Company only as a going concern and should not be considered as an indication of the liquidation value of the Company.

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Feldman Financial Advisors, Inc.

Board of Directors
Heritage Financial Group
March 14, 2005
Page Two

It is our opinion that, as of March 14, 2005, the estimated pro forma market value of the Company on a fully converted basis was within a range (the "Valuation Range") of $85,000,000 to $115,000,000 with a midpoint of $100,000,000. The Valuation Range was based upon a 15% decrease from the midpoint to determine the minimum and a 15% increase from the midpoint to establish the maximum. Assuming an additional 15% increase above the maximum value would result in an adjusted maximum of $132,250,000. As part of the Stock Offering, the Company will offer common stock equal to 30% of the aggregate pro forma market value for sale in a subscription and community offering. Thus, assuming an offering price of $10.00 per share of common stock, the Company will offer a minimum of 2,550,000 shares, a midpoint of 3,000,000 shares, a maximum of 3,450,000 shares, and an adjusted maximum of 3,967,500 shares. The aggregate pro forma market value of the common stock sold in the Stock Offering will range from $25,500,000 at the minimum and $30,000,000 at the midpoint to $34,500,000 at the maximum and $39,675,000 at the adjusted maximum.

Our Appraisal is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of common stock in the Stock Offering. Moreover, because the Appraisal is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of stock in the Stock Offering will thereafter be able to sell such shares at prices related to the foregoing estimate of the Company's pro forma market value. Feldman Financial is not a seller of securities within the meaning of any federal or state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The valuation reported herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Company's operating performance, financial condition, or management policies, and current conditions in the securities markets for thrift institution common stocks. Should any such new developments or changes be material, in our opinion, to the valuation of the Company, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in detail at that time.
Respectfully submitted, Feldman Financial Advisors, Inc. Trent R. Feldman President Peter W. L. Williams Principal

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Feldman Financial Advisors, Inc.

TABLE OF CONTENTS

TAB PAGE

INTRODUCTION 1

I. Chapter One - BUSINESS OF HERITAGE FINANCIAL GROUP
General Overview 4
Financial Condition 9
Income and Expense Trends 15
Interest Rate Risk Management 20
Asset Quality 23
Market Area 25
Summary Outlook 31

II. Chapter Two - COMPARISONS WITH PUBLICLY HELD THRIFTS
General Overview 32
Selection Criteria 33
Recent Financial Comparisons 37

III. Chapter Three - MARKET VALUE ADJUSTMENTS
General Overview 49
Earnings Prospects 50
Market Area 51
Management 52
Dividend Policy 52
Liquidity of the Issue 53
Subscription Interest 54
Stock Market Conditions 55
Recent Acquisition Activity 58
New Issue Discount 58
Adjustments Conclusion 63
Valuation Approach 63
Valuation Conclusion 66

IV. Appendix - EXHIBITS
I Background of Feldman Financial Advisors, Inc. I-1
II-1 Statement of Financial Condition II-1
II-2 Statement of Operations II-2
II-3 Investment Portfolio Composition II-3
II-4 Loan Portfolio Composition II-4
II-5 Loan Origination Activity II-5
II-6 Deposit Account Distribution II-6
II-7 Borrowed Funds Distribution II-7
II-8 Branch Office Network II-8
III Financial and Market Data for All Public Thrifts III-1
IV-1 Pro Forma Assumptions for Full Conversion Valuation IV-1
IV-2 Pro Forma Full Conversion Valuation Range IV-2
IV-3 Pro Forma Full Conversion Analysis at Maximum IV-3
IV-4 Comparative Valuation Ratios IV-4
IV-5 Comparative Discount and Premium Analysis IV-5
V-1 Pro Forma Assumptions for MHC Stock Offering V-1
V-2 Pro Forma MHC Stock Offering Range V-2

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LIST OF TABLES

TAB PAGE

I. Chapter One - BUSINESS OF HERITAGE FINANCIAL GROUP

Table 1 Selected Financial Condition Data 9
Table 2 Relative Balance Sheet Concentrations 10
Table 3 Income Statement Summary 16
Table 4 Income Statement Ratios 18
Table 5 Yield and Cost Summary 19
Table 6 Interest Rate Risk Analysis 22
Table 7 Non-performing Asset and Loan Loss Allowance Summary 24
Table 8 Selected Demographic Data 26
Table 9 Employment by Industry in the Albany MSA 28
Table 10 Largest Employers in the Albany MSA 29
Table 11 Deposit Market Share in the Albany MSA 30

II. Chapter Two - COMPARISONS WITH PUBLICLY HELD THRIFTS
Table 12 Comparative Group Operating Summary 36 Table 13 Key Financial Comparisons 39
Table 14 General Financial Performance Ratios 44
Table 15 Income and Expense Analysis 45
Table 16 Yield-Cost Structure and Growth Rates 46
Table 17 Balance Sheet Composition 47
Table 18 Regulatory Capital, Credit Risk, and Loan Composition 48

III. Chapter Three - MARKET VALUE ADJUSTMENTS
Table 19 Comparative Stock Index Performance 56
Table 20 Summary of Recent Georgia Acquisition Activity 59
Table 21 Summary of Recent Standard Full Thrift Conversions 60
Table 22 Summary of Recent First-Stage MHC Stock Offerings 61
Table 23 Comparative Market Valuation Analysis 67

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Feldman Financial Advisors, Inc.

INTRODUCTION

As requested, Feldman Financial Advisors, Inc. ("Feldman Financial") has prepared an independent appraisal (the "Appraisal") of the estimated pro forma market value of Heritage Financial Group (the "Company") on a fully converted basis, as of March 14, 2005, in conjunction with the offer for sale of a minority interest of the Company's outstanding shares of common stock (the "Stock Offering"). The Company is the mid-tier holding company of HeritageBank of the South (the "Bank"). Pursuant to the Stock Offering, the Company will offer 30% of its outstanding shares of common stock for sale in subscription and community offerings to eligible depositors, the employee stock ownership plan, directors, officers and employees of the Company and the Bank, and then to the general public. Heritage, MHC will own the remaining 70% of the Company's shares of common stock after the Stock Offering. The Appraisal is furnished pursuant to the filing by the Company of the Application for Approval of a Minority Stock Issuance by a Holding Company Subsidiary of a Mutual Holding Company (the "Application") with the Office of Thrift Supervision ("OTS").

In the course of preparing the Appraisal, we reviewed and discussed with the Company's management and the Company's independent accountants, Mauldin & Jenkins, LLC, the audited financial statements of the Company's operations for the years ended December 31, 2003 and 2004. We also reviewed and discussed with management other financial matters of the Bank.

Where appropriate, we considered information based upon other available public sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Company's primary market area and examined the prevailing

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Feldman Financial Advisors, Inc.

economic conditions. We also examined the competitive environment within which the Company operates and assessed the Company's relative strengths and weaknesses.

We examined and compared the Company's financial performance with selected segments of the thrift industry and selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and the market for thrift institution common stocks in particular. We included in our analysis an examination of the potential effects of the Stock Offering on the Company's operating characteristics and financial performance as they relate to the estimated pro forma market value of the Company.

In preparing the Appraisal, we have relied upon and assumed the accuracy and completeness of financial and statistical information provided by the Company and its independent accountants. We did not independently verify the financial statements and other information provided by the Company and its independent accountants, nor did we independently value the assets or liabilities of the Company. The Appraisal considers the Company only as a going concern and should not be considered as an indication of the liquidation value of the Company.

Our Appraisal is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of common stock in the Stock Offering. Moreover, because such the Appraisal is necessarily based on estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the Stock Offering will thereafter be able to sell such shares at prices related to the foregoing estimate of the Company's pro forma market value. Feldman Financial is not a seller

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Feldman Financial Advisors, Inc.

of securities within the meaning of any federal and state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The valuation reported herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Company's financial performance or management policies, and current conditions in the securities market for thrift institution common stocks. Should any such developments or changes be material, in our opinion, to the Stock Offering valuation of the Company, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in detail at that time.

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Feldman Financial Advisors, Inc.

I. BUSINESS OF HERITAGE FINANCIAL GROUP
General Overview

The Company and the Bank are headquartered in Albany, Georgia. The Company is the federal-chartered, mid-tier holding company for the Bank. The Company is also the wholly owned subsidiary of Heritage, MHC, a federal-chartered mutual holding company ("MHC"). The Company was formed in February 2002 and is not engaged in any business other than through the ownership of the Bank and the management of its $4.2 million investment portfolio. On a consolidated basis, the Company had total assets of $343.5 million, total deposits of $248.5 million, and total equity of $39.1 million, or 11.39% of total assets, as of December 31, 2004.

The Bank is a state-chartered savings bank that converted from a federal-chartered savings bank on January 1, 2005. Until June 2001, the Bank operated as a federal credit union known as AGE Federal Credit Union, which was founded originally in 1955 to serve military personnel in the local Albany area. The primary business of the Bank consists of attracting deposits from the general public and using these funds to originate residential mortgages, multi-family and commercial real estate loans, commercial business loans, and consumer loans. The Bank operates six full-service banking offices and mainly serves the city of Albany and Dougherty, Lee, Mitchell, and Worth counties in southwest Georgia.

The Bank is subject to regulation by the Georgia Department of Banking and Finance (the "Department") and the Federal Deposit Insurance Corporation ("FDIC"). The FDIC also insures the deposit accounts of the Bank to the maximum extent permitted by law. The Company is subject to regulation by the Department and the OTS.

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Feldman Financial Advisors, Inc.

The Bank converted from a credit union in 2001 in order to better serve its customers and communities through expanded lending ability and a broader customer base beyond the field of membership permitted under its credit union charter. The Bank's current business strategy is focused on operating and growing a profitable community-oriented financial institution serving retail and business customers in its market area. The following market sectors form the core elements of the Bank's business strategy:
  Commercial banking. The Bank is focused on the commercial real estate and business needs of individuals and small to medium sized businesses in its market area. The Bank's commercial banking department is composed of seasoned commercial lenders and a support staff.
  Private banking. The Bank's private banking group services high net worth individuals in the local community who desire a specialized level of service and at their offices.
  Indirect auto lending. The Bank provides automobile loans to customers through longstanding relationships with a number of automobile dealerships throughout southern Georgia. While indirect lending is competitive, the Bank believes that its ability to provide same-day funding makes its product more attractive.
  Retail banking. The Bank operates a branch network of six offices that covers three counties in southwestern Georgia. The Bank's offices are staffed to deliver quality service and to meet the needs of retail customers.
  Brokerage/investment services. The Bank offers investment products, life, health, disability, and long-term care insurance through its brokerage department. The Bank's licensed personnel have extensive experience in the financial services industry.
  Mortgage lending. The Bank's mortgage lending department is staffed with experienced mortgage originators and processors. The mortgage lending department originates residential mortgage loans for retention in portfolio as well as for a third party.
In 2001 and 2002, the Bank experienced increased pressure on its profitability due to rising operating costs associated with its business expansion and new headquarters building, along with higher provisions for loan losses due to the increased exposure to non-residential real

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Feldman Financial Advisors, Inc.

estate lending. The combination of increased operating expenses and higher loan loss provisions resulted in a net loss in 2001 and moderate profits for 2002. The Company and the Bank appointed a new Chief Executive Officer and a new President in 2003 and focused its efforts on improving the Company's operating efficiency and credit risk management.

Since 2003, the number of full-service retail banking offices has been reduced from eight to six and the Bank has placed significant emphasis on personnel efficiency by means of increased productivity, normal staff attrition, consolidating functions, and utilization of part-time employees. In attempting to mitigate its credit risk exposure, the Bank has hired an experienced credit officer, curtailed its higher-risk lending activity, and standardized certain loan underwriting and monitoring procedures. As a result of these collective initiatives, the earnings results of the Bank and the Company improved steadily over the past two years. The Company reported net income of $2.3 million in 2003 and $3.5 million in 2004, which represented a return on average assets ("ROA") of 0.70% and 1.04%, respectively.

The Company expects to continue its evolution and growth into a diversified, community-oriented financial institution. The Company seeks to compete effectively by offering highly personal customer service with the advantage of operating as a locally-based financial institution. Based on total deposits in the local market, the Company is the largest financial institution operating in the greater Albany area. The Company expects to increase its diversified lending volumes in the mortgage, commercial business, and consumer areas. The Company believes that increasing loan diversification will enhance its competitive profile and improve earnings through higher yields. The Company also aims to expand its retail banking penetration by cross-selling to a larger base of customers and targeting the goal of becoming a customer's primary

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Feldman Financial Advisors, Inc.

financial institution for personal checking activity. The Company currently offers investment and insurance products through its brokerage unit, which has a marketing arrangement with Raymond James Financial Services, Inc.

While the Company has achieved steady asset expansion in recent years, its future growth potential is constrained by the limited growth prospects in the Company's immediate market area based on current demographic data. Therefore, the Company may begin to explore growth opportunities in outlying or more favorable markets. Although there are no firm plans presently in place, the Company might consider expansion through the establishment of additional branch offices or acquisitions of other financial institutions or branches offices. In order to facilitate its growth objectives and maintain appropriate capital levels, the Company plans to raise additional capital through the Stock Offering. The net proceeds from the Stock Offering may also be used to support increased lending activities, repay borrowings, or other general corporate purposes. In addition, the Stock Offering will afford the opportunity to implement stock-based compensation and benefit plans for management and employees, thereby improving the Company's capacity to attract and retain qualified personnel. The Stock Offering also provides the occasion for the Company to strengthen its ties to the local community by allowing customers the opportunity to become equity owners of the Company and participate in possible stock price appreciation and cash dividends.

The remainder of Chapter I examines in more detail the trends addressed in this section, including the impact of changes in the Company's economic and competitive environment, and recent management initiatives. The discussion is supplemented by the exhibits in the Appendix. Exhibit II-1 summarizes the Company's consolidated balance sheets as of the years ended

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Feldman Financial Advisors, Inc.

December 31, 2003 and 2004. Exhibit II-2 presents the Company's consolidated income statements for the years ended December 31, 2003 and 2004.

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Feldman Financial Advisors, Inc.

Financial Condition

Table 1 presents selected data concerning the Company's financial position as of December 31, 2000 to 2004. Table 2 displays relative balance sheet concentrations for the Bank as of similar periods.
Table 1
Selected Financial Condition Data
As of December 31, 2000 to 2004
(Dollars in Thousands)

	December 31,
	2004	2003	2002	2001	2000
Total Assets Loans Receivable, net Investment Securities Total Deposits Borrowed Funds Total Equity	$343,468 235,277 62,245 248,543 51,000 39,134	$335,668 240,794 53,512 255,321 40,000 36,987	$310,902 227,490 37,384 237,294 35,000 34,288	$293,218 229,448 29,776 215,786 42,890 33,072	$268,453 217,338 19,981 217,582 14,390 33,562

Source: Heritage Financial Group, preliminary prospectus.

Asset Composition

The Company's total assets experienced relatively steady growth over the past five years, increasing by a compound annual rate of 6.4% from $268.5 million at December 31, 2000 to $343.5 million at December 31, 2004. The net asset expansion of $75.0 million over this period occurred largely in the investment portfolio, which increased from $20.0 million or 7.4% of total assets at year-end 2000 to $62.2 million or 18.1% of total assets at year-end 2004. The loan portfolio was characterized by a slower rate of net growth, but exhibited a marked shifting of loan concentrations as automobile loans and other consumer loans declined following the Bank's conversion from its credit union charter and emphasis on diversified lending. The ratio of loans to total assets decreased from 81.0% at year-end 2000 to 68.5% at year-end 2004.

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Feldman Financial Advisors, Inc.

Table 2
Relative Balance Sheet Concentrations
As of December 31, 2000 to 2004
(Percent of Total Assets)

	December 31,
	2004	2003	2002	2001	2000

Assets
Cash and cash equivalents	5.77	4.00	5.29	3.10	4.16
Investment securities	18.12	15.94	12.02	10.15	7.44
Loans receivable, net	68.50	71.74	73.17	78.25	80.96
Other assets	7.61	8.32	9.51	8.50	7.44
Total assets	100.00	100.00	100.00	100.00	100.00

Liabilities and Equity
Total deposits	72.36	76.06	76.32	73.59	81.05
Borrowings	14.85	11.92	11.26	14.63	5.36
Other liabilities	1.39	1.00	1.39	0.50	1.09
Total liabilities	88.61	88.98	88.97	88.72	87.50
Equity capital	11.39	11.02	11.03	11.28	12.50
Total liabilities and equity	100.00	100.00	100.00	100.00	100.00

Source: Heritage Financial Group, financial statements and regulatory financial reports.

Exhibit II-3 presents a summary of the Company's investment portfolio as of December 31, 2002 to 2004. As of year-end 2004, the investment portfolio of securities available for sale amounted to $59.3 million and consisted of $26.5 million of mortgage-backed securities, $11.5 million of U.S. government and agency securities, $8.9 million of state and local government securities, $7.8 million in an adjustable-rate mortgage mutual fund, and $4.6 million in corporate debt securities. The Company also had $16.2 million in other earning assets, comprising $12.8 million of federal funds sold, $3.0 million of Federal Home Loan Bank ("FHLB") of Atlanta stock, and $421,000 of interest-earning deposits. The Company manages its investment portfolio with the objectives of providing liquidity when loan demand is high, assisting in generating

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Feldman Financial Advisors, Inc.

interest-earning revenue when loan demand is low, and maximizing earnings while satisfactorily managing risk.

The Company's loan portfolio composition is presented in Exhibit II-4 as of December 31, 2002 to 2004. A central focus of the Company's lending activity is the origination of one- to four-family residential first mortgage loans secured by properties located in its primary market area. Residential mortgages composed 31.2% or $74.3 million of the Company's gross total loans of $238.2 million at year-end 2004. The Company originates both fixed-rate and adjustable-rate mortgages. However, the overwhelming proportion or approximately 96.0% of the residential mortgages held in the portfolio at year-end 2004 were fixed-rate loans.

Residential mortgage originations increased from $25.4 million in 2002 to $53.4 million in 2003, reflecting the wave of refinancing activity due to historically low interest rates. Residential mortgage originations settled back to $25.3 million in 2004. Fixed-rate residential mortgage originations amounted to $18.1 million in 2004 and adjustable-rate mortgage originations totaled $7.3 million. Exhibit II-5 displays the Company's net lending activity for 2002 to 2004. Total loan originations increased from $134.3 million in 2002 to $155.3 million in 2003, before declining moderately to $143.5 million in 2004. Commercial real estate loan originations declined from $58.0 million in 2002 to $20.3 million in 2003 and $18.9 million in 2004.

The Company's loan portfolio reflects a diverse mix of loan categories. Represented in the loan portfolio at year-end 2004 were 31.2% of residential mortgage loans, 30.1% of consumer loans, 26.8% of commercial, multi-family, and construction mortgage loans, and 11.9% of commercial business loans. Commercial and multi-family real estate loans totaled

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Feldman Financial Advisors, Inc.

$55.6 million as of year-end 2004. These loans are secured primarily by multi-family dwellings and a limited amount of small retail establishments, hotels, motels, warehouses, and small office building located in the Company's market area. The Company's largest multi-family or commercial real estate lending relationship at December 31, 2004 was $4.7 million, representing a loan that was fully performing and secured by residential housing. As of year-end 2004, the Company also had $8.2 million of construction loans outstanding that included loans for the construction of residential and commercial properties.

Commercial business loans totaled $28.3 million or 11.9% of the Company's gross loan portfolio and represented the largest growing segment of the loan portfolio in recent years. The Company's commercial business lending activities encompass loans with a variety of purposes and security, including loans to finance accounts receivable, inventory, and equipment. Commercial business loan originations increased from $23.7 million in 2002 to $35.6 million in 2003 and $49.4 million in 2004. Approximately 68.0% of the commercial business loans outstanding at year-end 2004 had adjustable-rate terms.

Consumer loans outstanding declined from $102.1 million or 46.5% of gross total loans at year-end 2000 to $71.7 million or 30.0% at year-end 2004. Within the consumer loan portfolio, automobile loans have declined the greatest while home equity loans have increased slightly. The Company originates automobile loans on a direct and indirect basis. Of the $47.4 million of automobile loans outstanding at year-end 2004, $18.2 million constituted direct loans and $29.2 represented indirect loans. The

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Feldman Financial Advisors, Inc.

Company has relationships with 25 automobile dealerships for indirect lending under an arrangement providing a reserve fee to the referring leaders. Most of the Company's indirect loans are made with three of these dealerships. The Company also provides other consumer loans, such as home equity loans, student loans, and secured and unsecured loans.
Liability Composition
Deposits are the Company's major external source of funds for lending and other investment purposes. Exhibit II-6 presents a summary of the Company's deposit composition as of December 31, 2002 to 2004. Total deposits amounted to $249.4 million or 72.4% of total assets and 81.7% of total liabilities at such date. Total deposits declined by 2.7% from $255.3 million at year-end 2003 to $248.5 million at year-end 2004, partially as a result of deposit outflows related to the closing of a branch office in Camilla, Georgia.

The Company attracts deposits within its market area through the offering of a basic selection of accounts, such as demand deposits, statement savings accounts, NOW accounts, money market accounts, and certificates of deposit. The Company competes for deposits in its market area through competitive pricing policies, marketing, and customer service. The Company does not accept or have any brokered deposits. The Company has recently emphasized the expansion of retail and commercial checking accounts. The Company has a significant concentration of non-certificate transaction accounts, totaling $153.8 million or 61.9% of total deposits as of year-end 2004. Certificate accounts amounted to $94.7 million or 38.1% of total deposits. Included in the certificate accounts were $29.7 million of jumbo certificates (equal to $100,000 or greater) as of year-end 2004.

The Company has increasingly utilized FHLB borrowings as a supplemental source of funds. Exhibit II-7 provides a summary of the Company's borrowing activity for the years ended December 31, 2002 to 2004. The Company's borrowings consist of FHLB advances and are

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Feldman Financial Advisors, Inc.

typically secured by a pledge of the Company's stock investment in the FHLB of Atlanta, a portion of its residential mortgage loans, and other assets. The Company's outstanding FHLB advances and other borrowings have increased substantially from $14.4 million at year-end 2000 to $51.0 million at year-end 2004.

Equity Capital

The Company had equity capital of $39.1 million or 11.39% of total assets as of December 31, 2004. Over the past five years, the Company has remained strongly capitalized and its equity to assets ratio ranged from approximately 11.00% to 12.50%. Total equity declined modestly in 2001 following the Company's net operating loss, but increased steadily in the succeeding years due to improved profitability. Neither the Company nor Bank had any intangible assets as of year-end 2004.

The Bank's capital levels remain solid in comparison to minimum regulatory requirements. The Bank's total equity amounted to $34.8 million or 10.27% of total assets at December 31, 2004. The difference in equity levels between the Company and the Bank primarily represents approximately $4.2 million in investment securities that were retained by the parent organization when the Company was formed. The Bank's regulatory capital ratios of Tier 1 leverage capital, Tier 1 risk-based capital, and total risk-based capital were 10.42%, 12.80%, and 13.89%, respectively, as of December 31, 2004. In comparison, the minimum regulatory requirements were 4.00%, 4.00%, and 8.00%, and the threshold requirements for regulatory "well-capitalized" levels were 5.00%, 6.00%, and 10.00%, respectively.

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Feldman Financial Advisors, Inc.

Income and Expense Trends

Table 3 displays the main components of the Company's earnings performance over the years ended December 31, 2000 to 2004. Table 4 displays the Company's principal income and expense ratios as a percent of average assets for the corresponding periods. Table 5 displays the Company's weighted average yields on interest-earning assets and weighted average costs of interest-bearing liabilities for various periods.

Five-Year Overview

The Bank recorded earnings of $3.3 million in 2000, representing a return on average assets ("ROA") of 1.27% and a return on average equity of 10.52%. At such time, the Bank was a credit union and exempt from federal and state income taxes. The Bank's profitability reversed in 2001 to a loss of $274,000 due to an increase in the provision for loan losses from $960,000 in 2000 to $4.4 million in 2001. Increased operating expenses were also a primary cause of the net loss for 2001. Operating expenses increased from $10.0 million in 2000 to $12.2 million in 2001, partially reflecting additional costs related to the new headquarters building.

Net income turned positive in 2002 as net interest income improved from $11.6 million in 2001 to $12.8 million in 2002 and the provision for loan losses declined to $2.8 million. However, the level of provision remained high in comparison to prior years and the Company's ROA reflected moderately profitability results of 0.52%. The upward trend in the Company's profitability continued in 2003 and 2004. A further decline in the loan loss provision and a lower operating expense ratio contributed to the increased earnings in 2003 and 2004. The provision for loan losses was reduced to $650,000 in 2003 and $200,000 in 2004. Concurrently, the operating expense ratio declined to 4.28% of average assets in 2003 and 3.84% in 2004.

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Feldman Financial Advisors, Inc.

Table 4
Summary Income Statement Data
For the Years Ended December 31, 2000 to 2004
(Dollars in Thousands)

	Year Ended December,
	2004	2003	2002	2001	2000

Total Interest Income	$17,780	$18,720	$19,591	$20,842	$20,403
Total Interest Expense	4,898	5,583	6,756	9,200	10,009
Net Interest Income	12,882	12,867	12,835	11,642	10,394
Provision for Loan Losses	200	650	2,750	4,362	960
Net Int. Income After Prov.	12,682	12,217	10,085	7,280	9,434

Fees and Service Charges	3,932	2,969	2,603	2,555	3,176
Gain on Sales of Investments	139	403	1,649	(11)	9
Other Non-interest Income	1,384	1,589	1,003	907	723
Total Non-interest Income	5,455	4,961	5,255	3,451	3,908

Total Non-interest Expense	13,054	13,849	12,932	12,169	9,998

Income Before Taxes	5,083	3,329	2,407	(1,438)	3,343
Income Tax Provision (Benefit)	1,550	1,053	839	(1,154)	--

Net Income	$ 3,553	$ 2,276	$ 1,568	$ (274)	$ 3,343

Source: Heritage Financial Group, preliminary prospectus.

Recent Years Ended December 31, 2003 and 2004

The Company's earnings improved from $2.3 million in 2003 to $3.5 million in 2004. The Company's ROA increased from 0.70% to 1.04% and the ROE increased from 6.39% to 9.28%. The Company's net interest income was largely unchanged, measuring $12.9 million in both 2003 and 2004. Total interest income declined by $940,000, while total interest expense decreased by $955,000. The Company's net interest spread declined from 4.14% in 2003 to 4.08% in 2004. Within the lower interest rate environment of 2004, the Company's yield on interest-earning assets fell by 41 basis points from 6.26% to 5.85% and the cost of interest-

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Feldman Financial Advisors, Inc.

bearing liabilities dropped 35 basis points from 2.12% to 1.77%. The Company's relatively strong net interest spread is supported by the yields on its diversified loan portfolio and a low cost of deposits stemming from a large concentration of transaction accounts.

The Company's non-interest income increased from $5.0 million in 2003 to $5.5 million in 2005. In relation to average assets, non-interest income advanced from 1.53% to 1.61%. Fees and service charges represent the largest category of non-interest income, and increased by 32.4% from $3.0 million to $3.9 million. The primary reason for the increase in fee income was an increase in deposit account service charges of $963,000. Gain on sales of investment securities declined by $264,000 from $403,000 to $139,000 as the Company relied less on investment sales activity in favor of FHLB advances to help fund lending.

The Company is also engaged in the sale of securities and insurance products to customers through an agreement with Raymond James Financial Services, Inc., at a location separate from any of its deposit-taking facilities. The Company earned $582,000 in fees and commissions from this activity during the year ended December 31, 2004.

The Company reduced its provision for loan losses from $650,000 in 2003 to $200,000 in 2004. The need for a smaller provision resulted from the $3.5 million reduction in classified assets and a $5.5 million decline in total loans outstanding. The allowance for loan losses decreased to 1.24% at year-end 2004 from 1.43% at year-end 2003. The provision for loan losses has been reduced significantly from the higher levels of $4.4 million and $2.8 million in 2001 and 2002, respectively.

The Company's non-interest expense declined $795,000 or 5.7% to $13.1 million in 2003 from $13.9 million in 2004. Accordingly, the non-interest expense ratio decreased from 4.28%

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Feldman Financial Advisors, Inc.

of average assets in 2003 to 3.84% in 2004. Salaries and employee benefits, the largest category of non-interest expense, declined by $688,000 during 2004 from $7.3 million in 2003 to $6.6 million. As noted previously, management had implemented strategic initiatives beginning in 2002 to reduce operating expenses and improve staff efficiencies. Pursuant to these initiatives, the Company reduced staffing by consolidating positions, reorganizing departmental work flow, and normal personnel attrition. In addition, the Company sold its branch office facility in Camilla, Georgia during 2004. Also, expenses in 2003 included compensation costs related to the former Chief Executive Officer leaving with no comparable expense in 2004.

Table 4
Summary Income Statement Ratios
For the Years Ended December 31, 2000 to 2004
(Percent of Average Assets)

	Year Ended December,
	2004	2003	2002	2001	2000

Total Interest Income	5.23%	5.79%	6.48%	7.42%	7.75%
Total Interest Expense	1.44	1.81	2.23	3.28	3.80
Net Interest Income	3.79	3.98	4.25	4.14	3.95
Provision for Loan Losses	0.06	0.20	0.91	1.55	0.37
Net Int. Income After Prov.	3.73	3.78	3.34	2.59	2.58

Fees and Service Charges	1.16	0.92	0.86	0.91	1.21
Gain on Sales of Investments	0.04	0.12	0.55	0.00	0.00
Other Non-interest Income	0.41	0.49	0.33	0.32	0.27
Total Non-interest Income	1.61	1.53	1.74	1.23	1.48

Total Non-interest Expense	3.84	4.28	4.28	4.33	3.80

Income Before Taxes	1.50	1.03	0.80	(0.51)	1.27
Income Tax Provision (Benefit)	0.46	0.33	0.28	(0.41)	0.00

Net Income	1.04%	0.70%	0.52%	(0.10)%	1.27%

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Feldman Financial Advisors, Inc.

Table 5
Yield and Cost Summary
For the Years Ended December 31, 2002 to 2004
And as of December 31, 2004

	Dec. 31, 2004	Year Ended December 31,
		2004	2003	2002

Weighted Average Yields
Loans receivable	6.31%	6.44%	6.92%	7.81%
Investment securities	4.17	4.29	4.31	6.33
Mortgage-backed securities	3.89	3.73	3.14	3.28
FHLB stock	3.50	3.58	3.83	5.29
Other interest-earning assets (1)	1.34	1.23	1.18	1.55
Total interest-earning assets	5.75	5.85	6.26	7.18

Weighted Average Costs
Demand and NOW accounts	0.85	0.68	1.07	1.23
Savings accounts	0.81	0.67	1.25	1.67
Certificates of deposit	2.54	2.41	2.79	3.62
Borrowings	3.82	3.85	3.88	3.83
Total interest-bearing liabilities	1.83	1.77	2.12	2.61

Net interest spread (2)	3.92	4.08	4.14	4.57
Net interest margin (3)	N.A.	4.24	4.31	4.71

(1)    Includes deposits with other financial institutions.
(2)    Difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3)    Net interest income as a percentage of average interest-earning assets.

Source: Heritage Financial Group, preliminary prospectus.

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Feldman Financial Advisors, Inc.

Interest Rate Risk Management

The Company has sought to reduce its earnings vulnerability to changes in market interest rates by managing the mismatch between asset and liability maturities and interest rates. The principal elements of the Company's interest rate risk management are to evaluate the interest rate risk included in certain balance sheet accounts, to determine the level of risk appropriate given the Company's business strategy, operating environment, performance objectives, and capital and liquidity requirements, and manage the risk consistent with the Board's approved policies. The Company's interest rate risk position is monitored on a regular basis by management and reviewed at least quarterly by the Asset and Liability Management Committee.

The Company seeks to mitigate interest rate risk by pursuing certain strategies designed to decrease the vulnerability of earnings to material and prolonged changes in interest rates. The primary source of the Company's interest rate risk exposure is the concentration of longer-term, fixed-rate residential mortgages on its balance sheet. The Company's interest rate risk management strategies include:
  Pursuing diversification into other types of lending, particularly commercial real estate and commercial business loans, which typically have shorter terms and higher interest rates than residential mortgage loans;
  Limiting the percentage of long-term, fixed-rate loans within the portfolio;
  Originating a mix of variable-rate and shorter term fixed-rate loans;
  Originating prime-based home equity lines of credit;
  Managing deposit relationships for stability and a lower cost of funds position;
  Using FHLB advances to align maturities and repricing terms of funding sources with loans; and
  Continuing the origination of consumer loans.

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Feldman Financial Advisors, Inc.

The Company measures its interest rate sensitivity based on the net portfolio value ("NPV") of market equity as facilitated by the regulatory analytical framework. NPV reflects the simulated equity of the Company as obtained by estimating the economic present value of its assets, liabilities, and off-balance sheet items under different interest rate scenarios. Table 6 summarizes the interest rate sensitivity of the Company's NPV as of December 31, 2004, assuming instantaneous, parallel shifts in the U.S. Treasury yield curve of 100 to 300 basis points either up or down in 100 basis point increments.

As shown in Table 6, a rising interest rate scenario of 100 basis points would have a positive effect on the Company's NPV. Under this scenario, NPV would increase by 2.5% with a resulting NPV ratio of 12.03% of assets. In the event of a 200 basis point increase in interest rates, NPV would experience a 1.0% decrease with a resulting NPV ratio of 11.96%. A downward movement in market rates by 100 basis points would result in a negative impact on NPV of 94 basis points as the Company's NPV ratio measures 10.02% under this declining rate scenario.

The Company's objective is to achieve an NPV ratio of no less than 6.00% in all interest rate scenarios measured by the NPV analytical framework. Based on the Company's current balance sheet structure in the prevailing interest rate environment, the Company's interest rate risk exposure is minimal. Rising interest rate scenarios through the 300 basis point rate-shock increments reflect a small positive change in the Company's NPV. The combination of a strong capital position, a diverse loan portfolio, and broad base of core deposits effectively mitigates the Company's earnings vulnerability to interest rate volatility over the near term.

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Feldman Financial Advisors, Inc.

Table 6
Interest Rate Risk Analysis
Net Portfolio Value
As of December 31, 2004

Interest Rate Scenario (1) (basis points)	Estimated NPV (000s)	Change from Base (000s)	Change from Base (%)	NPV Ratio (2)	Basis Point Change in NPV Ratio
Up 300	$40,147	$ (37)	(0.09)%	11.92%	22 b.p.
Up 200	40,600	416	1.04%	11.96%	26 b.p.
Up 100	41,184	1,000	2.49%	12.03%	33 b.p.
Base	40,184	-	-	11.70%	0 b.p.
Down 100	37,051	3,133	(7.80)%	10.76%	(94)b.p.
Down 200	32,106	8,078	(20.10)%	9.33%	(237)b.p.
Down 300	29,399	10,875	(26.84)%	8.48%	(322)b.p.

(1)    Assumes an instantaneous uniform change in interest rates at all maturities.
(2)    As a percent of present value of assets.

Source: Heritage Financial Group, preliminary prospectus.

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Feldman Financial Advisors, Inc.

Asset Quality

Table 7 summarizes the Company's non-performing assets ("NPAs") as of December 31, 2001 to 2004. The Company's overall asset quality has improved considerably in recent years, due primarily to the curtailment of higher-risk real estate lending and concerted efforts to improve credit monitoring. As of December 31, 2004, non-performing loans ("NPLs") measured $564,000 or 0.24% of total loans. The Company had $201,000 of foreclosed assets at year-end 2004. As a result, total non-performing assets amounted to $765,000 or 0.22% of total assets. In comparison, non-performing assets totaled $4.4 million of 1.51% of total assets at year-end 2001 and were related mainly to commercial/multi-family real estate and consumer lending activities. The Company's level of non-performing assets declined to 0.44% of total assets at year-end 2002 and 0.26% at year-end 2003. The Company implemented various initiatives to improve its asset quality in recent years, including limiting higher-risk and out-of-market lending, hiring an experienced senior credit officer, and establishing new loan underwriting and approval policies.

The Company's allowance for loan losses totaled $3.0 million at year-end 2004, measuring 1.24% of total loans and 525.71% of non-performing loans. Net loan charge-offs amounted to $738,000 in 2004. Net loan charge-offs had declined from $4.4 million in 2001 to $1.7 million in 2003 and $560,000 in 2003. The loan loss allowance was allocated as follows at year-end 2004: $378,000 for residential mortgages (0.51% of total residential mortgages), $387,000 for multi-family real estate loans (2.27% of this portfolio segment), $713,000 for commercial real estate loans (1.85% of this segment), $112,000 for construction or development loans (1.36% of this segment), $756,000 for consumer loans (1.05% of this segment), $434,000 for commercial business loans (1.53% of this segment), and $185,000 unallocated.

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Feldman Financial Advisors, Inc.

Table 7
Non-performing Asset and Loan Loss Allowance Summary
As of December 31, 20021 to 2004
(Dollars in Thousands)

	December 31,
	2004	2003	2002	2001
Non-accruing Loans
One- to four-family	$ 62	$ 130	$ 182	$ 363
Multi-family	--	--	--	--
Commercial	201	--	--	--
Construction or development	--	--	--	1,711
Consumer	301	334	483	746
Commercial business	--	--	184	13
Total	564	464	849	2,833

Foreclosed Assets
One- to four-family	127	337	370	273
Multi-family	--	--	--	1,244
Commercial	--	--	--	--
Construction or development	--	--	--	--
Consumer	74	85	151	80
Commercial business	-	-	-	-
Total	201	422	521	1,597

Total non-performing assets	$765	$886	$1,370	$4,430

Total as a percentage of total assets	0.22%	0.26%	0.44%	1.51%

Allowance for Loans Losses
Beginning balance	$3,503	$3,413	$2,352	$2,356

Charge-offs	990	954	2,026	4,597
Recoveries	252	394	343	225
Net charge-offs	738	560	1,683	4,372

Additions charged to operations	200	650	2,750	4,362

Ending balance	$2,965	$3,503	$3,413	$2,346

Net charge-offs to average loans	0.30%	0.24%	0.71%	1.94%
Net charge-offs to average NPAs	147.31%	63.21%	122.85%	98.69%
Allowance as a % of NPLs	525.71%	754.96%	402.00%	93.65%
Allowance as a % of total loans	1.24%	1.43%	1.48%	1.01%
Source: Heritage Financial Group, preliminary prospectus.

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Feldman Financial Advisors, Inc.

Market Area

The Company and the Bank are headquartered in Albany, Georgia, and operate six retail banking offices primarily serving Dougherty, Lee, Mitchell, and Worth counties in southwest Georgia. The Bank's principal market area for loans and deposits encompasses Dougherty and Lee counties. The Bank operates four full service offices in the city of Albany (Dougherty County), one office in Leesburg (Lee County), and one office in Sylvester (Worth County). The Bank's primary market area is characterized a more populous but lower growth market in Dougherty County, and a smaller but faster growth market in Lee County.

Albany is the primary business and economic center for southwest Georgia. The city lies at the head of the Flint River and is located 145 miles south of Atlanta. The chief agriculture products are cotton, peanuts, corn, tobacco, and, to a lesser extent, paper-shell pecans and forest products. Albany has also developed a diversified industrial economy that includes large corporations such as Procter & Gamble, Merck & Company, Miller Brewing and M&M Mars. The United States Marine Corps Logistics Base in Albany provides logistical support functions and is responsible for approximately $2 billion in acquisitions annually within the Marine Corps.

Table 8 displays selected demographic data for the United States, the state of Georgia, the Albany Metropolitan Statistical Area ("MSA"), and the City of Albany. The Albany MSA includes Dougherty, Lee, Baker, Terrell, and Worth Counties. Situated in Dougherty County, Albany had a population of 76,363 in 2004 and is the largest city in the Albany MSA. The next two largest cities in the Albany MSA are Sylvester (Worth County) with a population of 5,737 and Dawson (Terrell County) with a population of 4,822. The total population of the Albany MSA was 160,614 and is projected to grow by 1.9% over the five-year period from 2004 to 2009.

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Feldman Financial Advisors, Inc.

Table 8
Selected Demographic Data
United States, Georgia, Albany MSA, and the City of Albany
Demographic Data	United States	Georgia	Albany MSA	City of Albany
Population
Total Population - 2004	292,936,668	8,794,398	160,614	76,363
2000-2004 actual change	4.09%	7.43%	1.76%	-0.75%
2004-2009 projected change	4.84%	8.37%	1.92%	-1.17%
Households
Total Households - 2004	109,949,228	3,224,192	58,700	28,576
2000-2004 actual change	4.24%	7.25%	2.26%	-0.15%
2004-2009 projected change	5.02%	8.16%	2.54%	-0.47%
Per Capita Income
Per Capita Income - 2004	$24,092	$23,576	$18,390	$16,866
2000-2004 actual change	11.75%	12.01%	9.06%	8.92%
2004-2009 projected change	13.32%	13.31%	12.22%	9.76%
Median Household Income
Median Household Income - 2004	$46,475	$46,983	$35,713	$30,247
2000-2004 actual change	11.75%	8.75%	5.85%	3.88%
2004-2009 projected change	13.32%	11.54%	11.58%	7.89%
Household Income Distribution
$0 - $24,999	26%	26%	36%	43%
$25,000 - $49,999	28%	27%	29%	29%
$50,000+	46%	47%	35%	29%
Age Group Distribution
0 - 14 years	21%	22%	23%	23%
15 - 34 years	28%	30%	29%	31%
35 - 54 years	29%	30%	28%	25%
55+ years	22%	19%	20%	21%
Unemployment Rate
December 2003	5.7%	4.0%	4.4%	5.4%
December 2004	5.4%	4.1%	4.6%	5.6%

Source: SNL Financial; Claritas; U.S. Department of Labor, Bureau of Labor Statistics.

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Feldman Financial Advisors, Inc.

Within the Albany MSA, Dougherty County's population was 95,736 and is projected to decline by 0.7% over the five-year period. Lee County is the next largest county in the Albany MSA with a population of 28,705 and is projected to grow by 16.9% over the next five years.

Household and per capita income levels were lower in the Albany MSA as compared to comparable demographic data for Georgia and the United States. The median household income for the Albany MSA was estimated at $35,713 in 2004, measuring below the corresponding and state and national household income levels of $46,983 and $46,475, respectively. The median household income in Dougherty County at $32,751 was lower than the Albany MSA's level. However, the median household income for Lee County at $54,188 was higher than the local, state, and national levels. Approximately 35% of the households in the Albany MSA had incomes of $50,000 or greater, as compared to 47% statewide and 46% nationally.

The Bank's primary market area reflects a diverse cross-section of employment sectors. Table 9 profiles the employment base by industry sector in the Albany MSA. Government is the leading employment sector in the Albany MSA. As mentioned previously, the U.S. Marine Corps Logistics Base ("MCLB") is located in Albany. Approximately 3,175 civilian employees and military personnel work at the MCLB. The MCLB's mission is to provide comprehensive logistics support to Marine Corps forces and military installations for a full spectrum of operating and combat requirements. The Department of Defense is scheduled to recommend in May 2005 a list of military installations for closure or realignment. Reportedly, due to its comparatively small size and underutilized capacity, the MCLB might be included in the upcoming round of military base closures and realignments. However, the Department of Defense has not indicated any definitive intention to close the MCLB or reduce the military presence in southern Georgia.

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Feldman Financial Advisors, Inc.

Table 9
Employment by Industry in the Albany MSA
As of December 2004

	Albany MSA		National Percent	MSA - Nat'l Difference
Industry Sector	Total	Percent
Government	11,600	20.1%	16.6%	3.5%
Retail and Wholesale Trade	10,000	17.3	16.0	1.3
Educational and Health Services	8,400	14.5	13.0	1.5
Manufacturing	6,800	11.8	10.8	1.0
Professional and Business Services	5,400	9.3	12.5	(3.2)
Leisure and Hospitality	4,300	7.4	9.2	(1.8)
Construction and Mining	3,100	5.4	5.7	(0.3)
Transportation and Utilities	2,600	4.5	3.7	0.8
Other Services	2,600	4.5	4.1	0.4
Financial Activities	2,100	3.6	6.1	(2.5)
Information	900	1.6	2.4	(0.8)
Total	57,800	100.0%	100.0%	0.0

Source: U.S. Department of Labor, Bureau of Labor Statistics.

Table 10 presents the largest employers in the Albany MSA. The MCLB employs over 3,000 and is the largest employer, followed by the Phoebe Putney Memorial Hospital and the Dougherty County Board of Education. Several large corporations are also significant employers in the local area, including Procter & Gamble, Cooper Tire & Rubber, Miller Brewing Company, and M&M Mars.

The unemployment rate was 4.6% in the Albany MSA for the month of December 2004. The Albany MSA unemployment rate was slightly higher than the state average of 4.1%, but lower than the national average of 5.4%. Over the past several years, the unemployment rate in the Albany MSA has measured consistently below the national average.

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Feldman Financial Advisors, Inc.

Table 10
Largest Employers in the Albany MSA
Company	Total Employees

U.S. Marine Corps Logistic Base	3,175
Phoebe Putney Memorial Hospital	3,015
Dougherty County Board of Education	2,900
Procter & Gamble Company	1,500
Cooper Tire & Rubber Company	1,234
City of Albany	1,200
Miller Brewing Company	655
Dougherty County	650
Bobs Candies, Inc.	638
M&M Mars, Inc.	600

Source: Albany/Dougherty Economic Development Commission

Table 11 summarizes deposit market data for all commercial banks and thrift institutions with offices in the Albany MSA. Based on deposit data as of June 30, 2004 and adjusted for any subsequent merger transactions, the Company ranked first among the 15 financial institutions operating in the MSA. As of such date, the Company had total deposits of $243.9 million, which reflected a 14.7% market share based on the area's total deposits of $1.66 billion. Three large regional commercial banks occupied the next three market share rankings of deposits in the Albany MSA. SunTrust Banks, Regions Financial, and Synovus Financial held market shares of 13.5%, 13.1%, and 12.9%, respectively. The Company's market share declined slightly from 15.5% in June 2003 to 14.7% in June 2004. However, its ranking improved from second to first as a result of the deposit decline experienced by Regions Financial in the Albany MSA. The overall deposit market in the Albany MSA increased slightly by 1.9% from $1.63 billion in June 2003 to $1.66 billion in June 2004.

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Feldman Financial Advisors, Inc.

Table 11
Deposit Market Share in the Albany MSA
Data as of June 30, 2004
(adjusted for completed mergers)

Financial	No. of	Inst.	Deposits	Percent
Rank	Institution	Offices	Type	($000s)	(%)
1	Heritage Financial Group (GA)	6	Thrift	$ 243,911	14.68
2	SunTrust Banks, Inc. (GA)	7	Bank	224,298	13.50
3	Regions Financial Corp. (AL)	6	Bank	217,485	13.09
4	Synovus Financial Corp. (GA)	5	Bank	214,148	12.89
5	Bank of America Corp. (NC)	4	Bank	157,720	9.49
6	Colony Bankcorp, Inc. (GA)	4	Bank	155,897	9.38
7	Georgia Community Bancorp (GA)	3	Bank	108,461	6.53
8	Community Capital Bancshares (GA)	4	Bank	102,536	6.17
9	Dawson Bancshares, Inc. (GA)	1	Bank	73,460	4.42
10	ABC Bancorp (GA)	2	Bank	66,713	4.02
11	Southwest Georgia Financial (GA)	2	Bank	51,519	3.10
12	First State Bankshares, Inc. (GA)	2	Bank	16,331	0.98
13	Peoples Community Bankshares (GA)	1	Bank	13,576	0.82
14	Capitol City Bancshares, Inc. (GA)	1	Bank	7,948	0.48
15	Early Bancshares, Inc. (GA)	1	Bank	7,234	0.44
	Market Total	49		$1,661,237	100.00

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Feldman Financial Advisors, Inc.

Summary Outlook

The overall earnings outlook of the Company is very favorable based on solid balance sheet fundamentals and recently improved asset quality and operating efficiency. The recent declines in loss provisions and expense ratios have helped to advance profitability to above-average levels. The Company's strong net interest margin is supported by a substantial capital base, low cost of funds, and diverse loan yields. Its growing non-interest revenue stream provides added cushion should the net interest margin be impacted by dramatic rate movements.

During the early part of this decade, the Company's expansion efforts led to increased operating expenses related to the new main office building. In addition, the Company's prior history as a credit union contributed to a corporate culture that, to some extent, emphasized customer service over operating efficiency and incremental profitability. However, with the installation of a new management team, the Company has implemented various initiatives to enhance staff efficiency, limit high-risk real estate lending, and improve credit monitoring.

In assessing opportunities to generate future growth, the Company believes that it has a loyal customer base from which it can develop additional and untapped banking relationships. Also, the Company believes that it can gain additional competitive advantages by positioning itself as the principal community-oriented, hometown financial institution of choice among local customers. Realizing its primary market area is not favored by strong growth prospects, the Company anticipates that it may explore expansion into to adjacent or more remote markets with attractive growth potential. The infusion of additional capital will enable the Company to fortify its equity base and to continue implementation of its planned strategies.

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Feldman Financial Advisors, Inc.

II. COMPARISONS WITH PUBLICLY HELD THRIFTS

General Overview

The comparative market approach provides a sound basis for determining estimates of going-concern valuations where a regular and active market exists for the stocks of peer institutions. The comparative market approach was utilized in determining the estimated pro forma market value of the Company because: (i) reliable market and financial data are readily available for comparable institutions; (ii) the comparative market method is required by the applicable regulatory guidelines; and (iii) other alternative valuation methods (such as income capitalization, liquidation analysis, or discounted cash flow) are unlikely to produce a valuation relevant to the future trading patterns of the related equity interest. The generally employed valuation method in initial public offerings, where possible, is the comparative market approach, which also can be relied upon to determine pro forma market value in a thrift stock conversion.

The comparative market approach derives valuation benchmarks from the trading patterns of selected peer institutions which, due to certain factors such as financial performance and operating strategies, enable the appraiser to estimate the potential value of the subject institution in a stock conversion offering. The pricing and trading history of recent initial public offerings of thrifts are also examined to provide evidence of the "new issue discount" that must be considered. In Chapter II, our valuation analysis focuses on the selection and comparison of the Company with a comparable group of publicly traded thrift institutions (the "Comparative Group"). Chapter III will detail any additional discounts or premiums that we believe are appropriate to the Company's pro forma market value.

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Feldman Financial Advisors, Inc.

Selection Criteria

Selected market price and financial performance data for thrifts listed on the New York and American Stock Exchanges and those thrifts traded on the NASDAQ over-the-counter ("OTC") markets or quoted on the OTC Bulletin Board and Pink Sheets are shown in Exhibit III. Several criteria, discussed below, were used to select the individual members of the Comparative Group from the overall universe of publicly held thrifts.
  Operating characteristics - An institution's operating characteristics are the most important factors because they affect investors' expected rates of return on a company's stock under various business/economic scenarios, and they influence the market's general perception of the quality and attractiveness of a given company. Operating characteristics, which may vary in importance during the business cycle, include financial variables such as profitability, balance sheet growth, capitalization, asset quality, and other factors such as lines of business and management strategies.
  Degree of marketability and liquidity - Marketability of a stock reflects the relative ease and promptness with which a security may be sold when desired, at a representative current price, without material concession in price merely because of the necessity of sale. Marketability also connotes the existence of buying interest as well as selling interest and is usually indicated by trading volumes and the spread between the bid and asked price for a security. Liquidity of the stock issue refers to the organized market exchange process whereby the security can be converted into cash. We attempted to limit our selection to companies that have access to a regular trading market or price quotations. We eliminated from the comparative group companies with market prices that were materially influenced by publicly announced or widely rumored acquisitions. However, the expectation of continued industry consolidation is currently embedded in thrift equity valuations.
  Geographic Location - The region of the country where a company operates is also of importance in selecting the comparative group. The operating environment for thrift institutions varies from region to region with respect to business and economic environments, real estate market conditions, speculative takeover activity, and investment climates. Economic and investor climates can also vary greatly within a region, particularly due to takeover activity.

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Feldman Financial Advisors, Inc.

The operations of the Company fit the general profile of an evolving thrift institution, concentrated on retail banking in its local market and simultaneously expanding its market presence in the commercial arena. Residential mortgages remain the core product in the Company's loan portfolio. Consumer lending is also an important business niche for the Company, drawing upon its roots as a former credit union. Additionally, commercial business lending has increased steadily over the past five years.

In determining the Comparative Group composition, we focused on the Company's asset size, profitability, and balance sheet fundamentals. Attempting to concentrate on the Company's performance characteristics, we expanded the geographic criterion for comparable thrifts beyond the Southeast region into the Central region in order to include more institutions that match these important factors. As with any composition of a group of comparable companies, the selection criteria were broadened sufficiently to assemble a meaningful number of members for inclusion. Specifically, we applied the following selection criteria:
  Publicly traded thrift - stock-form thrift whose shares are traded on a major stock exchange, NASDAQ, OTC Bulletin Board, or Pink Sheets markets.
  Non-acquisition target - company is not subject to a pending acquisition.
  Non-mutual holding company - company's stock ownership interest is not held in whole or in part by a mutual holding company.
  Current financial data - publicly reported financial data available for the most recent last twelve months ("LTM") ending December 31, 2004.
  Asset size - total assets of between $200 and $600 million.
  Capitalization - equity to assets ratio greater than or equal to 8.00%.
  Profitability measure - net income measuring above 0.50% relative to average assets for the LTM period ending December 31, 2004.
  Geographic location - companies based in the Southeast region were accorded primary emphasis; criterion expanded to include the Central region to encompass additional grouping of companies.

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As a result of applying the above criteria, the screening process produced a reliable representation of publicly traded thrifts with operations comparable to those of the Company. A general operating summary of the thirteen members selected for the Comparative Group is presented in Table 12.

In focusing on smaller to mid-sized public thrifts located in the Southeast and Central regions, we identified a sufficient number of companies meeting the overall selection criteria. Four of the Comparative Group companies were drawn from the Southeast states, including Tennessee, Kentucky, North Carolina, and Virginia. The remaining nine members of the Comparative Group were based in states from the Central region, including Indiana, Iowa, Illinois, Ohio, and Missouri. The asset sizes of the selected companies range from $256.7 million at Union Community Bancorp to $579.7 million at HopFed Bancorp. The average asset size of the Comparative Group was $401.2 million and similar to the Company's asset size of $343.5 million. The Comparative Group companies are based in either rural or smaller metropolitan areas, also analogous to the Company's market area profile.

In comparison to recent performance trends of the aggregate public thrift industry, the Comparative Group companies generally exhibited above-average profitability ratios, higher capital ratios, greater diversification of loan portfolio mix, and comparable asset quality ratios. While some differences inevitably may exist between the Company and the individual companies, we believe that the chosen Comparative Group on the whole provides a meaningful basis of financial comparison for valuation purposes.

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Table 12
Comparative Group Operating Summary
As of December 31, 2004
			No.	Initial	Total	Total Equity/
			of	Conv.	Assets	Assets
Company	City	State	Offs.	Date	($000s)	(%)

Heritage Financial Group	Albany	GA	6	NA	$343,468	11.39

Comparative Group
Citizens South Banking Corp.	Gastonia	NC	10	10/01/02	508,961	14.22
Community Financial Corp.	Staunton	VA	8	03/30/88	378,792	8.23
First Bancshares, Inc.	Mtn. Grove	MO	10	12/22/93	260,062	11.00
First BancTrust Corporation	Paris	IL	3	04/19/01	230,924	11.93
First Capital, Inc.	Corydon	IN	12	01/04/99	425,302	9.57
First Federal Bankshares, Inc.	Sioux City	IA	13	04/14/99	571,361	12.58
HopFed Bancorp, Inc.	Hopkinsville	KY	9	02/09/98	579,735	8.52
Jefferson Bancshares, Inc.	Morristown	TN	1	07/02/03	302,954	29.10
LSB Financial Corp.	Lafayette	IN	5	02/03/95	355,045	8.56
North Central Bancshares, Inc.	Fort Dodge	IA	10	03/21/96	462,735	8.98
Peoples Bancorp	Auburn	IN	15	07/07/87	492,002	13.27
Union Community Bancorp	Crawfordsville	IN	6	12/29/97	256,899	13.02
Wayne Savings Bancshares, Inc.	Wooster	OH	11	01/09/03	391,353	10.51

Source: Heritage Financial Group; SNL Financial.

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Recent Financial Comparisons

Table 13 summarizes certain key financial comparisons between the Company and the Comparative Group. Tables 14 through 18 contain the detailed financial comparisons of the Company with the individual Comparative Group companies based on measures of profitability, income and expense components, yield-cost structure, capital levels, credit risk, balance sheet composition, and growth rates. Financial data for the Company, the Comparative Group, and All Public Thrift aggregate were utilized as of or for the most recent available LTM period ending December 31, 2004.

The Company's LTM return on average assets was 1.04%, reflecting a profitability measure above the Comparative Group average of 0.87% and the All Public Thrift average of 0.74%. The Company's comparatively stronger earnings level was attributable mainly to its higher net interest margin. Four members of the Comparative Group, Community Financial Corporation, First Bancshares, Jefferson Bancshares, and North Central Bancshares, exhibited an LTM ROA equivalent to or greater than the Company's profitability ratio. The Company's above-average net interest margin was sufficiently large to offset its above-average operating expense ratio. The Company's LTM return on average equity at 9.28% also compared favorably to the Comparative Group and All Public Thrift averages of 7.75% and 7.90%, respectively.

The Company's net interest income level of 3.79% relative to average assets was positioned above the Comparative Group average of 3.09% and the All Public Thrift average of 3.10%. The Company's higher level of net interest income production was attributable to both its higher yield on earning assets and lower cost of funds during the period as compared to the Comparative Group averages. The Company's net interest spread of 4.08% for the LTM period

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exceeded the Comparative Group and All Public Thrift averages of 3.06% and 3.08%, respectively.

The Company's earning asset yield measured 5.85% and surpassed the Comparative Group average of 5.44%. The Company's higher asset yield resulted from its substantial concentration of non-residential loans, which typically bear higher rates than traditional residential mortgages. The Company's ratio of residential mortgages to total loans measured 31.2%, as compared to averages of 48.9% for the Comparative Group and 56.1% for the All Public Thrift cluster. In addition, the Company's cost of interest-bearing liabilities at 1.77% was lower than the Comparative Group average cost of funds of 2.38% and All Public Thrift average of 2.29%. The Company's lower liability costs reflect its significant level of transaction deposits, such as checking, savings, and money market accounts, which generally bear lower rates and are more stable than higher-costing certificates of deposit. The Company's level of borrowed funds was similar to the Comparative Group's average debt utilization. Borrowings measured 14.9% of the Company's assets and 14.3% for the Comparative Group average, less than the 20.7% level exhibited by the All Public Thrift average.

The Company's non-interest operating income totaled 1.56% of average assets, exceeding the Comparative Group and All Public Thrift averages of 0.79% and 0.80%, respectively. Fees and service charges on deposit accounts were the largest contributor to the Company's non-interest revenue. The Company has a large base of deposit accounts, owing to its past history as a credit union. The concentration of transaction deposits generates a steady stream of non-interest income from service charges on accounts and insufficient funds fees. In addition, the Company's brokerage and insurance activities represent an expanding revenue source.

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Table 13
Key Financial Comparisons
Heritage Financial Group and the Comparative Group
As of or for the Last Twelve Months Ended December 31, 2004

	Heritage Financial Group	Comp. Group Average	All Public Thrift Average
Profitability
LTM Return on Average Assets	1.04%	0.87%	0.74%
LTM Return on Average Equity	9.28	7.75	7.90
Core Return on Average Assets	1.01	0.86	0.73
Core Return on Average Equity	9.01	7.59	7.60

Income and Expense (% of avg. assets)
Total Interest Income	5.23	5.09	5.07
Total Interest Expense	1.44	2.01	1.97
Net Interest Income	3.79	3.09	3.10
Provision for Loan Losses	0.06	0.12	0.15
Other Operating Income	1.56	0.79	0.80
Net Gains and Nonrecurring Income	0.04	0.02	0.04
General and Administrative Expense	3.84	2.50	2.64
Intangibles Amortization Expense	0.00	0.02	0.02
Nonrecurring Expense	0.00	0.00	0.02
Pre-tax Core Earnings	1.46	1.24	1.11

Efficiency Ratio	71.73	64.40	66.59

Yield-Cost Data
Yield on Interest-earning Assets	5.85	5.44	5.31
Cost of Interest-bearing Liabilities	1.77	2.38	2.29
Net Interest Spread	4.08	3.06	3.08

Asset Utilization (% of avg. total assets)
Avg. Interest-earning Assets	89.91	93.68	93.29
Avg. Interest-bearing Liabilities	81.66	84.12	83.42
Avg. Net Interest-earning Assets	8.25	9.56	9.86

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Table 13 (continued)
Key Financial Comparisons
Heritage Financial Group and the Comparative Group
As of or for the Last Twelve Months Ended December 31, 2004

	Heritage Financial Group	Comp. Group Average	All Public Thrift Average
Balance Sheet Composition (% of total assets)
Cash and Securities	23.89%	23.13%	25.28%
Loans Receivable, net	68.50	71.16	69.48
Real Estate	0.06	0.23	0.25
Intangible Assets	0.00	0.81	0.65
Other Assets	7.55	4.67	3.93
Total Deposits	72.36	72.72	67.85
Borrowed Funds	14.85	14.32	20.70
Other Liabilities	1.39	0.69	1.05
Total Equity	11.39	12.27	10.23

Loan Portfolio (% of total loans)
Residential Mortgage Loans	31.20	48.91	56.05
Other Real Estate Mortgage Loans	26.81	32.70	31.12
Non-mortgage Loans	41.99	18.38	12.86

Growth Rates
Total Assets	2.32	2.97	14.81
Total Loans	(2.29)	5.46	18.58
Total Deposits	(2.65)	1.94	12.87

Regulatory Capital Ratios
Tier 1 Leverage Ratio	10.42	10.66	9.58
Tier 1 Risk-based Capital	12.80	16.92	15.76
Total Risk-based Capital	13.89	17.74	16.73

Credit Risk Ratios
Non-performing Loans / Total Loans	0.24	0.74	0.64
Non-performing Assets / Total Assets	0.22	0.71	0.54
Reserves / Total Loans	1.24	0.87	0.94
Reserves / Non-performing Assets	387.58	130.42	193.05

Source: Heritage Financial Group; SNL Financial; Feldman Financial.

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The Company's provision for loan losses measured 0.06% of average assets, as compared to the Comparative Group average of 0.12% and the All Public Thrift average of 0.15%. After making unusually high provisions for loan losses in 2001 and 2002 due to its increased credit risk exposure, the Company lowered its level of loan loss provision in recent years to more moderate levels. The Company's non-performing asset ratio measured 0.22% of total assets versus the Comparative Group average of 0.71% and All Public Thrift average of 0.54%. In keeping with the Company's lower non-performing asset ratio relative to total assets, its non-performing loan ratio as a percent of total loans was 0.24% and was positioned below the corresponding Comparative Group average of 0.74% and All Public Thrift average of 0.64%. Reflecting its more diverse mix of loans, the Company maintained a higher level of loan loss reserves at 1.24% of total loans versus the Comparative Group average of 0.87% and the All Public Thrift average of 0.94%.

The Company's operating expense ratio was much higher than the Comparative Group average. The Company's general and administrative expense ratio of 3.84% was above the Comparative Group average of 2.50% and the All Public Thrift average of 2.64%. The Company's diversified lending and business activities are increasingly commercial bank-like in structure and, therefore, require a higher cost infrastructure to support these operations. In addition, due to its past history as a credit union, the Company has a relatively large customer account base that must be serviced by staffing and other resources. The move into a new main office building also increased the Company's operating cost structure. The Company believes that these operating costs are necessary to service its customers and support its diversifying

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operations, and are sufficiently offset by its solid revenue production from net interest and non-interest income sources.

The Company's balance sheet composition was comparable to the Comparative Group on the whole. Total net loans amounted to 68.5% of assets at the Company as of December 31, 2004, versus 71.1% for the Comparative Group average. Cash and securities aggregated 23.9% of assets at the Company, compared to 23.1% for the Comparative Group average. The Company had no intangible assets, but maintained a higher level of other assets. Other assets, excluding intangibles and foreclosed real estate, composed 7.6% of the Company's assets versus the Comparative Group average of 72.4%. The Company's other assets primarily comprised $12.7 million of premises and equipment (3.7% of total assets) and $7.7 million in cash surrender value of bank owned life insurance (2.2% of total assets).

The Company's borrowings level at 14.8% of assets reflected its usage of FHLB advances as a supplemental funding source. As typical of many smaller thrifts, the Comparative Group is characterized by companies with less borrowing activity as demonstrated by the average debt level of 14.3% of total assets versus the All Public Thrift average of 20.7%. The Company's equity level before the Stock Offering was 11.39% relative to assets, which was below the Comparative Group average of 12.27%. The Company's risk-based capital ratios were also positioned below the corresponding averages of the Comparative Group, reflecting the Company's larger concentration of higher risk-weighted assets.

The Company's concentration of residential mortgage loans measured 31.2% of total loans, versus the Comparative Group and All Public Thrift averages of 48.9% and 56.1%, respectively. The Comparative Group consists of several companies with significant

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concentrations of non-residential real estate loans or non-mortgage loans, notably including Citizens South Banking Corp., Community Financial Corp., First BancTrust Corp., and First Federal Bankshares. However, the Company exhibited the highest level of non-mortgage loans due to its historically active consumer lending business and expanding commercial loan volume.

The Company's recently low growth rates reflect its objectives to curtail its higher-risk lending activity. In addition, a portion of the Company's residential mortgage origination volume was originated for a third-party lender, through which the Company earned fees but did not retain such loans in portfolio. As a result, the Company's loan portfolio declined by 2.3% during 2004 while the Comparative Group experienced an average loan portfolio growth rate of 5.5%. The overall asset growth rate for the Company was 2.3% and approached the Comparative Group average of 2.3%. The growth rates exhibited by the Company and the Comparative Group substantially trailed the All Public Thrift averages, which likely benefited from more favorable market areas for expansion opportunities or merger and acquisition transactions.

In summary, the Company's recent earnings performance was superior to the results attained by the Comparative Group and All Public Thrift aggregate. The Company's solid profitability was bolstered by a strong net interest margin and a significant revenue stream from non-interest sources. The Company's net interest and non-interest income levels sufficiently offset its higher operating expense ratio, which has declined in recent years due to concerted efforts by management to improve the Company's operating efficiency. While the Company's growth outlook is constrained by the demographics in the local market, its market leadership and diversified lending activity may facilitate opportunities for expansion in adjacent or outlying

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market areas. The Company also seeks to leverage these strengths and to increase earnings by enhancing customer relationship penetration with added product and service offerings.

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[Table 14]

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[Table 15]

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[Table 16]

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[Table 17]

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[Table 18]

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III. MARKET VALUE ADJUSTMENTS

General Overview

This concluding chapter of the Appraisal identifies certain additional adjustments to the Company's estimated pro forma market value relative to the Comparative Group selected in Chapter II. The adjustments discussed in this chapter are made from the viewpoints of potential investors, which would include depositors holding subscription rights and unrelated parties who may purchase stock in a community offering. It is assumed that these potential investors are aware of all relevant and necessary facts as they would pertain to the value of the Company relative to other publicly traded thrift institutions and relative to alternative investments.

Our appraised value is predicated on a continuation of the current operating environment for the Company and thrift institutions in general. Changes in the Company's operating performance along with changes in the local and national economy, the stock market, interest rates, the regulatory environment, and other external factors may occur from time to time, often with great unpredictability, which could impact materially the pro forma market value of the Company or thrift stocks in general. Therefore, the Valuation Range provided herein is subject to a more current re-evaluation prior to the actual completion of the Stock Offering.

In addition to the comparative operating fundamentals discussed in Chapter II, it is important to address additional market value adjustments based on certain financial and other criteria, which include, among other factors:

(1) Earnings Prospects

(2) Market Area

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(3) Management

(4) Dividend Policy

(5) Liquidity of the Issue

(6) Subscription Interest

(7) Stock Market Conditions

(8) Recent Acquisition Activity

(9) New Issue Discount

Earnings Prospects

Earnings prospects are dependent upon the sensitivity of asset yields and liability costs to changes in market interest rates, the credit quality of assets, the stability of non-interest components of income and expense, and the ability to leverage the balance sheet. Each of the foregoing is an important factor to investors in assessing earnings prospects. The Company's profitability in recent years has improved considerably due to a decrease in the provision for loan losses and a decline in the operating expense ratio. The Company's basic business fundamentals continued to generate solid levels of net interest and non-interest income. During 2003 and 2004, improved asset quality and operating efficiency removed the prior hindrances that had impaired profitability in 2001 and 2002.

The Company's ROA was 0.70% and 1.04%, respectively, for 2003 and 2004. The Company's net interest margin has declined moderately over the past two years, but remains strong due to a very low cost of funds facilitated by the high concentration of transaction deposits carrying low interest rates. Additionally, the diversified mix of loans has helped to maintain above-average yields in the overall loan portfolio. The Company's diversified business activities have also resulted in a stable stream of non-interest revenue from deposit account charges, brokerage and insurance commissions, and loan origination fees. Compared to many of its peers, the Company has progressed further in its evolution to a diversified, full-

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service financial institution. The Company has attempted to integrate its emphasis on high-quality service as an outgrowth from its credit union past with a more commercial bank-like focus on profitable products and services. Based on the recent operating results, these strategic initiatives are proving to be successful in generating above-average profitability.

The infusion of capital from the Stock Offering will provide the Company with the added flexibility and opportunity to accommodate continued implementation of these planned strategies. In the current business cycle, asset quality and interest rate risks pose less of a threat to the Company's future earnings growth than in prior periods. We therefore believe that, given the Company's recent earnings trends, the ability to sustain its current level of profitability is supported by positive balance sheet fundamentals and established non-interest income sources. Based on these considerations, we believe an upward adjustment is warranted for the Company's earnings prospects with respect to the Comparative Group.

Market Area

The members of the Comparative Group were drawn from the Southeast and Central regions of the country. The Comparative Group companies are characterized by a cross-section of market areas that encompass smaller metropolitan and rural communities. The Company's primary market area includes the city of Albany, Georgia, and four surrounding counties in southwest Georgia. The closing of the military base in Albany could have a negative impact on the local economy, but no definitive plans have been announced. Demographic data for the Company's local market reflect trends associated with many small metropolitan and non-metropolitan areas, notably low to declining population growth and below-average household incomes. The core home markets of each of the Comparative Group companies are also

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characterized by similar demographic trends. Therefore, based on the demographic trends and market locations of the Comparative Group and the parallel nature affecting the Company's market area, we do not believe that the market area conditions of the Comparative Group on the whole are notably different from those facing the Company. Accordingly, we believe that no adjustment is warranted for market area considerations.

Management

Management's principal challenges are to generate profitable results, monitor credit risks, and control operating costs while the Company competes in an increasingly competitive financial services environment. The challenges facing the Company in attempting to sustain improvements in profitability and enhance its competitiveness are paramount because of its earnings woes from the early part of this decade. The Company appointed a new executive management team to lead its turnaround. The Company's current Chief Executive Officer and current President each assumed their respective positions in 2003. Each of these individuals has extensive banking experience and knowledge of the local market area. We believe that investors will take into account that the Company is professionally and knowledgeably managed by a team of experienced banking executives, but also note that stock investors will likely rely upon bottom-line earnings results as the means of evaluating the future performance of management. Based on these considerations, we believe no adjustment is warranted based on management.

Dividend Policy

The Company's Board currently intends to adopt a policy of paying quarterly cash dividends, beginning after the first full quarter following completion of the Stock Offering. The Company plans to set the initial annual dividend rate at $0.20 per share. The continued payment

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of dividends will depend upon a number of factors, including capital requirements, the Company's and Bank's financial condition and operating results, tax consideration considerations, statutory and regulatory limitations, and general economic conditions.

Payment of cash dividends has become commonplace among publicly traded thrifts with relatively high capital levels. All of the thirteen members of the Comparative Group companies currently pay dividends. The average dividend yield of the Comparative Group was 2.39% as of March 14, 2005, and was slightly higher than the average All Public Thrift dividend yield of 1.98%. Based on an initial offering price of $10.00, the Company's expected dividend of $0.20 annually would reflect a dividend yield of 2.00%. Therefore, in recognition of the Company's stated intention to pay regular cash dividends at the indicated beginning rate, we believe that no adjustment is warranted for this factor.

Liquidity of the Issue

Increasingly, newly converted thrifts with relatively small market capitalizations are listed on the NASDAQ SmallCap Market or quoted on the OTC Bulletin Board or Pink Sheet listings. With the increased number of market makers and institutional investors following thrift stocks, relatively small thrift stock conversions are able to develop a public market for their stock issues. However, most publicly held thrift stocks continue to be traded on the NASDAQ National Market. The improved financial condition and operating performance of thrifts overall help them to meet initial market listing requirements and adhere to such guidelines thereafter.

All of the thirteen members of the Comparative Group are listed on the Nasdaq National Market. The Company has applied to have its common stock listed for trading on the NASDAQ

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National Market following the Stock Offering and anticipates meeting the requirements for listing. Thus, we do not believe that any further adjustment is necessary to address this factor.

Subscription Interest

In recent years, initial public offerings ("IPOs") of thrift stocks have attracted a great deal of investor interest and this speculative fervor continued through 2004 and 2005. Contributing to this huge demand is the growing scarcity factor of mutual candidates for thrift stock conversions and the favorable after-market performance experienced by many of these issues. Conversion activity continued at a steady pace in 2004 on the heels of attractive after-market performances of several thrift IPOs. It remains to be seen if the recent downturn in the financial sector or rising pro forma valuations have a dampening effect on investor interest in thrift stock conversions.

The Company has retained the services of Keefe, Bruyette & Woods, Inc. to assist in the marketing and sale of the Stock Offering. The Company also plans to form an employee stock ownership plan ("ESOP) that will purchase common stock in the offering. The Company's Board members and executive officers currently anticipate purchasing an aggregate amount of $1.6 million of common stock. Maximum individual purchase limitations per eligible category are placed at $100,000 and persons or groups acting in concert are limited to $400,000 in stock purchases in all categories

Notwithstanding the demand for thrift IPOs, a strong subscription offering does not always indicate that the valuation should be increased or the offering should be priced in the upper end of the range. Many thrift IPO investors do not routinely purchase in the after-market, particularly at higher stock prices or involving stock issues with limited liquidity. As such, absent actual results of the Company's subscription offering (as well as actual market conditions

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prevailing during the subscription offering), we do not believe any adjustment is warranted at this time.

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Stock Market Conditions

Table 19 graphically displays the performance of the SNL Thrift Index of all publicly traded thrifts as compared to the Standard & Poor's 500-Stock Index ("S&P 500") since year-end 2002. The SNL Thrift Index outperformed the broader stock index, advancing by 46.2% during the period from December 31, 2002 to March 14, 2005, as compared to the S&P 500 increasing by 37.1%. The SNL $250M-$500M Thrift Index (all public thrifts with total assets between $250 million and $500 million) increased by 40.6% over the observed period. However, the slowdown of the thrift stock market is noteworthy as the SNL Thrift Index had advanced previously by 90.8% from year-end 1999 to year-end 2002, while the S&P 500 declined 40.1%.

From 2000 to 2002, the positive trend in thrift stocks was in contrast to the dampened performance of the overall market. The series of interest rate reductions implemented by the Federal Reserve in 2001 helped to sustain the rally in bank and thrift stocks. Lower short-term interest rates and a steeper yield curve continued to benefit thrift industry profitability into 2002. Also, consolidation in the form of mergers and acquisitions continued to spur thrift stock values, especially among the large-cap stock issues. The thrift stock market advanced upward in 2003, moving in tandem with the overall stock market. However, in 2004, both the overall stock market and thrift stock market experienced mixed results with the thrift stock market retreating firmly from the highs reached in the early part of the year. Rising oil prices and weakened job growth along with concerns about high trading valuations caused the thrift stock market to reverse direction. The thrift market resumed momentum in mid-year 2004 on the news of strong employment data, but the rally did not persist as indecisiveness emerged regarding the possibility of future rate increases by the Federal Reserve.

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[Table 19]

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Since mid-year 2004, thrift stocks have traded in a narrow range and down from levels reached earlier in the year. With general uncertainties about the pace of economic recovery, the level of corporate profits, and the outcome of the Presidential election, both the thrift market and the broader market did not exhibit much momentum into the fall of 2004. However, the market turned bullish in the aftermath of the Presidential election result and removal of any uncertainty about its outcome. Financial stocks participated in the short-lived rally.

Toward the end of 2004 and entering 2005, uneven employment figures, rising energy prices, and the ongoing weak position of the U.S. dollar continue to raise doubts about the prospects of economic recovery. Attempting to control inflation concerns, the Federal Reserve raised the discount rate by a quarter percentage point to 2.25% on December 14, 2004 and again on February 2, 2005 to 2.50%, while sending signals that rates could continue to be raised at a measured pace. Although thrift and bank stocks have slipped from the historically high valuation levels reached in early 2004, prices remain relatively high with valuation ratio support increasingly furnished by merger and acquisition speculation.

On March 14, 2005, the SNL Thrift Index closed at 1569.3, representing a decline of 2.3% from year-end 2004. The SNL $250M-$500M Thrift Index has fallen by a greater margin of 5.6% thus far in 2005. The S&P 500 was relative flat in 2005 on a year-to-date basis, marking a negative change of 0.4%. With interest rates being raised by the Federal Reserve after a sustained period of reductions, a careful monitoring of stock prices will be required so as to determine if higher interest rates are resulting in an overall change in valuation levels for financial institution stocks.

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Recent Acquisition Activity

Acquisition speculation is one factor underpinning the prices of newly converted thrifts in the after-market. Table 20 summarizes recent acquisition activity involving banks and thrifts based in Georgia. Since 2003, there have been 16 acquisitions involving Georgia banks and thrifts.Only one thrift, Lumpkin County Bank (Gainesville, Georgia) is listed among the group of recent sellers. Overall acquisition valuation ratios for Georgia financial institutions were comparable to the premiums reported nationwide. The largest transactions in recent years involved the acquisition of mid-tier banks: Farmers and Merchants Bank (Dublin, Georgia) by Capital City Banking Group (Tallahassee, Florida), and First Georgia Holding (Brunswick, Georgia) by United Community Banks (Blairsville, Georgia). We believe that while acquisition premiums are not a significant factor to consider in determining the Company's pro forma market value, such speculative interest may be reflected to some degree in the general trading values of thrift stocks and encompass members of the Comparative Group as well.

New Issue Discount

A "new issue" discount that reflects investor concerns and investment risks inherent in all IPOs is a factor to be considered for purposes of valuing converting thrifts. The magnitude of the new issue discount typically expands during periods of declining thrift stock prices as investors require larger inducements, and narrows during strong market conditions. The thrift conversion market continues to respond to the after-market performance of recent offerings. Table 21 presents a summary of thrifts that have completed standard full conversions since January 1, 2003. Table 22 presents a summary of thrifts have completed first-stage minority MHC stock offerings since January 1, 2004.

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[Table 20]

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[Table 21]

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[Table 22]

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While there were only four standard full conversions in 2004 and 2005 year-to-date, there were 22 such MHC stock offerings with most of them occurring beginning in the fourth quarter of 2004. Recently, the after-market performance of MHC thrift conversions has been restrained. Of the 14 MHC stock offerings completed since October 1, 2004, only five traded at price levels of 10% or greater than their IPO prices as of March 14, 2005, three were relatively unchanged, and two were below their IPO price. Increased pro forma valuations for these offerings have had the effect of tightening upward price momentum in a thrift stock market that has been sluggish over the past three months. The after-market performance of larger thrifts has been more favorable generally than that of smaller thrifts, likely due to the more attractive franchise values accorded the larger institutions.

The two most recent MHC stock offerings, Kentucky First Federal Bancorp and Kearny Financial Corp, are up 8.6% and 16.9%, respectively, from their IPO prices to closing market prices at March 14, 2005. Kentucky First Federal Bancorp's offering involved a simultaneous acquisition of another thrift institution. Kearny Financial Corp is a $1.9 billion-asset thrift in New Jersey. The prior four MHC stock offerings beginning with year-end 2004 involved small thrifts with assets less than $150 million and all traded at closing market prices below or flat in relation to their respective IPO prices as of March 14, 2005.

In the after-market, thrift conversions had been trading upward to a range between 90% and 100% of fully converted book value, but found resistance at this level until a discernible trend in earnings improvement was evident. To price a new offering at 90% of pro forma book value, because of the mathematics of the calculation, would require very large increases in valuations and produce very marginal returns on equity. Accordingly, thrift conversions

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continue to be priced at discounts to publicly traded companies. This is due to the relatively high pro forma equity ratios, expected low returns on equity, and the uncertainty regarding the prospects of an institution to adeptly leverage the balance sheet in the currently low interest rate environment. Moreover, the mixed after-market performance of recent thrift IPOs provides added reason to continue to factor in a new issue discount for valuation of current thrift IPOs.

Investors are aware that at initial pro forma price-to-book ratios approaching the current trading range of a majority of public thrifts, price-to-earnings ratios of converting thrifts would be excessive, returns on equity very low, and capital levels dramatically high. Based upon the price-to-book ratio measure, thrift conversions recently have been discounted by 40% to 50% relative to the overall thrift trading market on a fully converted basis.

Adjustments Conclusion

The Company's pro forma valuation should be discounted relative to the Comparative Group because of the new issue discount. The magnitude of the new issue discount is partially offset by the upward adjustment accorded to the Company for earning prospects. Individual discounts and premiums are not necessarily additive and may, to some extent, offset or overlay each other. Currently, converting thrifts are often valued at substantial discounts to peer institutions relative to price-to-book ratios, but at lesser discounts to the comparable institutions' price-to-earnings ratios. It is the role of the appraiser to balance the relative dynamics of price-to-book and price-to-earnings discounts and premiums.

Valuation Approach

In determining the estimated pro forma market value of the Company, we have employed the comparative company approach and considered the following pricing ratios: price-to-

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Feldman Financial Advisors, Inc.

earnings per share ("P/E"), price-to-book value per share ("P/B"), price-to-tangible book value per share ("P/TB"), and price-to-assets ("P/A"). Table 23 displays the market price valuation ratios of the Comparative Group as of March 14, 2005. Table 23 also includes the pro forma valuation ratios attributable to the Company. Averages for the Southeast Public Thrift aggregate are also shown in Table 23. We have excluded Florida thrifts from the Southeast Public Thrift aggregate since this subset of companies trade at marked premiums to the non-Florida thrifts in the Southeast group. Exhibit IV displays the pro forma assumptions and calculations utilized in analyzing the Company's valuation ratios. In reaching our conclusions of the Valuation Range, we evaluated the relationship of the Company's pro forma valuation ratios relative to the Comparative Group valuation data and recent thrift IPO valuations.

Investors continue to make decisions to purchase thrift conversion stocks and more seasoned thrift issues based upon consideration of core earnings profitability and P/B comparisons. The P/E ratio is an important valuation ratio in the current thrift stock environment and was a key focus in developing our estimate of the Company's pro forma market value. The Company's net income for the LTM period ending December 31, 2004 was $3.5 million and reflected an ROA of 1.04%. For the quarter ended December 31, 2004, the Company reported net income of $840,000 or $3.4 million and a ROA of 0.99% on an annualized basis.

The average P/B ratio for the Comparative Group was 125.4% and the median was 122.6%. In comparison, the All Public Thrift average and median P/B ratios were 145.4% and 134.4%. In consideration of the foregoing factors along with the additional adjustments discussed in this chapter, we have determined a fully converted pro forma price-to-book ratio of 79.9% and price-to-tangible book ratio of 79.9% for the Company, which reflect an

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Feldman Financial Advisors, Inc.

aggregate midpoint value of $100.0 million based on the assumptions summarized in Exhibit IV. Employing a range of 15% above and below the midpoint, the resulting minimum value of $85.0 million reflects a 75.8% P/B ratio and the resulting maximum value of approximately $115.0 million reflects a 83.3% P/B ratio. The adjusted maximum, an additional 15.0% above the maximum, is positioned at approximately $132.3 million and a P/B ratio of 86.4%. At this adjusted maximum price-to-book valuation ratio, the Company is valued at a fully converted basis comparable to the 86.7% average of recent MHC stock offerings as displayed in Table 22.

The Company's pro forma maximum P/B ratio of 83.3% reflects a 33.6% discount to the Comparative Group average P/B ratio of 125.4% and a 45.0% discount to the All Public Thrift average of 145.4%. At the adjusted maximum, the Company's pro forma P/B ratio of 86.4% reflects a 31.1% discount to the Comparative Group average and a 40.6% discount to the All Public Thrift average.

Based on the Valuation Range as indicated above, the Company's pro forma P/E ratios ranged from a minimum of 19.8x to 28.9x at the adjusted maximum based on LTM earnings and 20.7x to 30.1x correspondingly based on recent quarter earnings annualized. As discussed earlier, the Company's earnings prospects and strong capitalization are reflected by the premium P/E ratios. The Company's pro forma maximum P/E LTM ratio of 25.7x reflects a 38.1% premium to the Comparative Group average P/E ratio of 18.6x and a 32.5% premium to the All Public Thrift average of 19.4x.

Based on the P/A measure, the Company's pro forma midpoint of $100.0 million reflects a corresponding valuation ratio of 23.29%, ranging from 20.41% at the minimum to 25.99% and

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28.91% at the maximum and adjusted maximum, respectively. The Company's more favorable capitalization and profitability levels on a pre-offering basis result in P/A ratio premiums in contrast to the Comparative Group and All Public Thrift averages.

Valuation Conclusion

It is our opinion that, as of March 14, 2005, the aggregate estimated pro forma market value of the Company on a fully converted basis was within the Valuation Range of $85,000,000 to $115,000,000 with a midpoint of $100,000,000. The Valuation Range was based upon a 15% decrease from the midpoint to determine the minimum and a 15% increase to establish the maximum. An additional 15% increase above the maximum results in an adjusted maximum of $132,250,000. Exhibit IV displays the assumptions and calculations utilized in determining the Company's estimated pro forma market value on a fully converted basis. Exhibit V displays the Company's resulting pro forma data assuming a sale of 30% of the aggregate pro forma market value of common stock in the MHC Stock Offering.

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[Table 23]

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Feldman Financial Advisors, Inc.

Exhibit I
Background of Feldman Financial Advisors, Inc.

Overview of Firm

Feldman Financial Advisors provides consulting and advisory services to financial institutions and mortgage companies in the areas of corporate valuations, mergers and acquisitions, strategic planning, branch sales and purchases, developing and implementing regulatory business and capital plans, and expert witness testimony and analysis. Our senior staff members have been involved in the stock conversion process since 1982 and have valued more than 350 converting institutions.

Feldman Financial Advisors was incorporated in February 1996 by a group of consultants who were previously associated with CS First Boston and Kaplan Associates. Each of the principals at Feldman Financial Advisors has more than 10 years experience in consulting and all were officers of their prior firm. Our senior staff collectively has worked with more than 1,000 banks, thrifts and mortgage companies nationwide. The firm's office is located in Washington, D.C.

Background of Senior Professional Staff

Trent Feldman - President. Trent is a nationally recognized expert in providing strategic advice to and valuing service companies, and advising on mergers and acquisitions. Trent was with Kaplan Associates for 14 years and was one of three founding principals at that firm. Trent also has worked at the Federal Home Loan Bank Board and with the California legislature. Trent holds Bachelors and Masters Degrees from the University of California at Los Angeles.

Peter Williams - Principal. Peter specializes in merger and acquisition analysis, stock and other corporate valuations, strategic business plans and retail delivery analysis. Peter was with Kaplan Associates for 13 years. Peter also served as a Corporate Planning and Development Analyst with the Wilmington Trust Company in Delaware. Peter holds a BA in Economics from Yale University and an MBA in Finance and Investments from George Washington University.

Michael Green - Principal. Mike is an expert in mergers and acquisition analysis, financial institution and corporate valuations, and strategic and business plans. During Mike's 10 years at Kaplan Associates, his experience also included business restructurings, litigation support, mark-to-market analysis, and goodwill valuations. Mike holds a BA in Finance and Economics from Rutgers College.

Greg Izydorczyk - Senior Vice President. Greg specializes in merger and acquisition analysis and corporate valuations and also has experience in mark-to-market analysis and business plans. Greg was with Kaplan Associates for three years. Previous, Greg worked as a Senior Auditor for First Virginia Bank and Integra Financial and as a Financial Analyst with Airbus Industrie of N.A. Greg holds a BS in Finance from Pennsylvania State University and an MBA in Finance from the Katz Graduate School, University of Pittsburgh.

I-1
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Exhibit II-1
Consolidated Balance Sheets
As of December 31, 2003 and 2004
(Dollars in Thousands)

	December 31,
	2004	2003
ASSETS
Cash and due from banks	$ 6,621	$ 6,439
Interest-bearing deposits in banks	421	395
Securities available for sale, at fair value	59,288	51,512
Federal Home Loan Bank stock	2,957	2,000
Corporate credit union membership shares	554	554

Loans, net of unearned income	238,242	244,297
Less: allowance for loan losses	2,965	3,503
Loans, net	235,277	240,794

Premises and equipment, net	12,684	13,689
Premises held for sale, net	--	744
Accrued interest receivable	1,426	1,579
Foreclosed assets	201	422
Cash surrender value of bank owned life insurance	7,690	7,383
Other assets	3,567	3,564
TOTAL ASSETS	$343,468	$335,668

LIABILITIES AND EQUITY
Deposits:
Noninterest-bearing	$ 14,447	$14,555
Interest-bearing	234,095	240,766
Total deposits	248,543	255,321
Other borrowings	51,000	40,000
Other liabilities	4,792	3,360
Total liabilities	304,335	298,681

Common stock and capital surplus	4,800	4,800
Retained earnings	35,936	32,402
Accumulated other comprehensive loss	(1,602)	(215)
Total stockholder's equity	39,134	36,987

TOTAL LIABIITIES AND EQUITY	$343,468	$335,668
Source: Heritage Financial Group, audited financial statements.

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Feldman Financial Advisors, Inc.

Exhibit II-2
Consolidated Income Statements
For the Years Ended December 31, 2003 and 2004
(Dollars in Thousands)

	Year Ended December 31,
	2004	2003
Total interest income	$17,780	$18,720
Total interest expense	4,898	5,853
Net interest income	12,882	12,867

Provision for loan losses	200	650
Net interest income after provision	12,682	12,217

Service charges on deposit accounts	3,213	2,357
Other service charges, commissions and fees	719	612
Brokerage fees	582	443
Mortgage origination fees	327	603
Bank owned life insurance	307	383
Gain on sale of securities	139	403
Other	168	161
Other income	5,455	4,961

Salaries and employee benefits	6,623	7,311
Equipment expense	1,600	1,551
Occupancy expense	913	1,019
Advertising and marketing expense	275	389
Legal and accounting expense	484	438
Directors fees and retirement expense	412	361
Telephone expense	317	453
Supplies expense	225	296
Data processing fees	356	291
Other operating expenses	1,850	1,740
Other expenses	13,054	13,849

Income before income taxes	5,083	3,329
Income taxes	1,550	1,052
Net income	$ 3,533	$ 2,277

Source: Heritage Financial Group, audited financial statements.

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Feldman Financial Advisors, Inc.

Exhibit II-3
Investment Portfolio Composition
As of December 31, 2002 to 2004
(Dollars in Thousands)

	December 31,
	2004		2003		2002
	Carrying Value	% of Total	Carrying Value	% of Total	Carrying Value	% of Total

Securities available for sale
U.S. govt. and agency secs.	$11,528	19.44	$ 8,960	17.39	$ 4,983	13,98
Corporate debt securities	4,619	7.79	2,965	5.76	3,617	10.15
Mortgage-backed securities	26,478	44.66	24,481	47.52	16,922	47.40
State, county, and muni. secs.	8,874	14.97	7,210	14.00	7,118	19.98
Mutual funds and other	7,789	13.14	7,896	15.33	2,994	8.40

Total secs. available for sale	$59,288	100.00	$51,512	100.00	$35,634	100.00

Other earning assets
Int.-earning deposits with banks	$ 421	2.61	$ 395	4.39	$ 2,113	15.85
Federal funds sold	12,783	79.10	6,593	73.35	9,470	71.03
FHLB stock	2,957	18.30	2,000	22.25	1,750	13.13

Total other earning assets	$16,161	100,00	$ 8,988	100,00	$13,333	100.00

Source: Heritage Financial Group, preliminary prospectus.

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Feldman Financial Advisors, Inc.

Exhibit II-4
Loan Portfolio Composition
As of December 31, 2002 to 2004
(Dollars in Thousands)

	December 31,
	2004		2003		2002
	Amount	Percent	Amount	Percent	Amount	Percent
Real Estate Loans
One- to four-family	$ 74,324	31.20	$ 77,342	31.66	$ 61,389	26.59
Multi-family	17,049	7.16	17,013	6.96	17,483	7.57
Commercial	38,581	16.19	42,112	17.24	44,908	19.45
Construction or dev.	8,248	3.46	11,382	4.66	11,489	4.98
Total real estate loans	138,202	58.01	147,849	60.52	135,269	58.59

Other Loans
Consumer:
Deposit account	1,429	0.60	1,428	0.58	1,526	0.66
Student	1,190	0.50	1,307	0.54	1,721	0.75
Automobile	47,429	19.91	44,280	18.13	51,057	22.11
Home equity	13,837	5.81	12,678	5.19	12,142	5.26
Home improvement	56	0.02	129	0.05	278	0.15
Other	7,753	3.25	8,106	3.32	9,406	4.07
Total consumer	71,694	30.09	67,928	27.81	76,130	32.96

Commercial business	28,346	11.90	28,520	11.67	19,504	8.45

Total other loans	100,038	41.99	96,448	39.48	95,634	41.41

Total loans, gross	238,242	100.00	244,297	100.00	230,903	100.00

Allowance for losses	(2,965)		(3,506)		(3,413)

Total loans, net	$235,277		$240,794		$227,490

Source: Heritage Financial Group, preliminary prospectus.

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Feldman Financial Advisors, Inc.

Exhibit II-5
Net Lending Activity
For the Years Ended December 31, 2002 to 2004
(Dollars in Thousands)

	Year Ended December 31,
	2004	2003	2002

Originations by type
Adjustable-rate loans:
Real estate: one- to four-family	$ 7,250	$ 7,366	$ 6,525
Real estate: multi-family	--	1,569	--
Real estate: commercial	9,084	9,403	7,044
Non-real estate: consumer	12,504	11,636	10,910
Non-real estate: commercial business	43,471	29,848	17,245
Total adjustable-rate loans	72,309	59,822	41,724

Fixed-rate loans:
Real estate: one- to four-family	18,114	46,013	18,795
Real estate: multi-family	1,474	2,938	5,995
Real estate: commercial	9,864	10,866	50,942
Non-real estate: consumer	35,796	29,846	10,394
Non-real estate: commercial business	5,958	5,775	6,438
Total fixed-rate loans	71,206	95,438	92,564

Total loans originated	143,515	155,260	134,288

Principal repayments	(149,950)	(140,566)	(133,538)

Increase (decrease) in other items, net	(411)	1,300	(1,641)

Net increase (decrease)	$ (6,055)	$ 13,394	$ (891)

Source: Heritage Financial Group, preliminary prospectus.

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Feldman Financial Advisors, Inc.

Exhibit II-6
Deposit Account Distribution
As of December 31, 2002 to 2004
(Dollars in Thousands)

	December 31,
	2004		2003		2002
	Amount	Pct. of Total	Amount	Pct. of Total	Amount	Pct. of Total

Non-certificate Accounts
Commercial demand	$ 17,756	7.14	$ 18,096	7.09	$ 9,428	3.97
Statement savings	45,338	18.211	45,645	17.87	44,350	18.68
NOW accounts	46,321	18.60	49,510	19.39	33,137	13.96
Money market accounts	44,422	17.84	41,742	16.34	47,470	20.00
Total non-certificates	153,837	61.87	154,993	60.69	134,385	56.61

Certificate accounts
0.00% - 1.99%	30,811	12.37	43,627	17.08	2,228	0.94
2.00% -3.99%	51,267	20.59	42,392	16.60	83,947	35.36
4.00% - 5.99%	12,576	5.05	13,669	5.35	14,952	6.30
6.00% - 7.99%	52	0.02	640	0.25	1,482	0.62
8.00% - 9.99%	--	0.00	--	0.00	--	0.00
10.00% and over	--	0.00	--	0.00	300	0.13
Total certificates	94,706	38.09	100,328	39.27	102,909	43.35

Accrued interest	87	0.03	70	0.03	113	0.05

Total deposits	$248,630	100.00	$255,391	100.00	$237,407	100.00

Source: Heritage Financial Group, preliminary prospectus.

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Feldman Financial Advisors, Inc.

Exhibit II-7
Borrowed Funds Distribution
As of or for the Years Ended December 31, 2002 to 2004
(Dollars in Thousands)

	Year Ended December 31,
	2004	2003	2002

FHLB Advances
Maximum balance during period	$51,000	$40,000	$35,000
Balance at end of period	51,000	40,000	35,000
Average balance during period	42,110	39,769	34,442

Weighted average rate during period	3.85%	3.88%	3.83%

Source: Heritage Financial Group, preliminary prospectus.

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Feldman Financial Advisors, Inc.

Exhibit II-8
Branch Office Network
As of December 31, 2004
(Dollars in Thousands)

Location	Owned or Leased	Net Book Value of Property

Main Office 721 North Westover Boulevard Albany, Georgia 31721	Owned	$5,376

Downtown Office 310 West Oglethorpe Blvd. Albany, Georgia 31701	Owned	$1,790

East Albany Branch 200 Loftus Drive Albany, Georgia 31705	Owned	$938

Slappey Branch 2801 North Slappey Boulevard Albany, Georgia 31707	Owned	$505

Lee County Branch (1) 119 Robert B. Lee Drive Leesburg, Georgia 31763	Owned	$367

Worth County Branch 504 North Main Street Sylvester, Georgia 31791	Owned	$792

(1) The Company owns the land and expects to build a full branch at this location. The Company currently operates a modular temporary office unit at this location pending the construction of the branch office.

Source: Heritage Financial Group, preliminary prospectus.

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Feldman Financial Advisors, Inc.

[Exhibit III]

III-1
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Exhibit IV-1
Pro Forma Assumptions for Full Conversion Valuation

  The total amount of the net offering proceeds was fully invested at the beginning of the applicable period.
  The net offering proceeds are invested to yield a return of 2.77%, which represented the yield on one-year U.S. Treasury securities at December 31, 2004. The effective income tax rate was assumed to be 31.0%, resulting in a net after-tax yield of 1.91%.
  It is assumed that 8.0% of the shares offered for sale at the initial offering price will be acquired by the Company's employee stock ownership plan ("ESOP"). Pro forma adjustments have been made to earnings and equity to reflect the impact of the ESOP. The annual expense is estimated based on a ten-year loan period. No reinvestment is assumed on proceeds used to fund the ESOP.
  It is assumed that 4.0% of the shares offered for sale at the initial offering price will be acquired by the Company's restricted stock plan ("RSP"). Pro forma adjustments have been made to earnings and equity to reflect the impact of the RSP. The annual expense is estimated based on a five-year vesting period. No reinvestment is assumed on proceeds used to fund the RSP.
  Fixed offering expenses are estimated at $819,000.
  Marketing fees for the stock offering are estimated at 1.35% of the amount of stock sold in the offering, excluding sales to directors, officers, employees, and stock-benefit plans.
  No effect has been given to withdrawals from deposit accounts for the purpose of purchasing common stock in the offering.
  No effect has been given in the pro forma equity calculation for the assumed earnings on the net proceeds.

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[Exhibit IV-2]

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[Exhibit IV-3]

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[Exhibit IV-4]

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[Exhibit IV-5]

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Exhibit V-1
Pro Forma Assumptions for MHC Stock Offering

  The aggregate common stock sold in the stock offering will amount to 30% of total shares outstanding. The remaining 70% of common stock will be owned by Heritage, MHC.
  The total amount of the net offering proceeds was fully invested at the beginning of the applicable period.
  The net offering proceeds are invested to yield a return of 2.77%, which represented the yield on one-year U.S. Treasury securities at December 31, 2004. The effective income tax rate was assumed to be 31.0%, resulting in a net after-tax yield of 1.91%.
  It is assumed that 3.92% of total shares outstanding (or 13.07% of the shares offered for sale) will be acquired by the Company's employee stock ownership plan ("ESOP"). Pro forma adjustments have been made to earnings and equity to reflect the impact of the ESOP. The annual expense is estimated based on a ten-year loan period. No reinvestment is assumed on proceeds used to fund the ESOP.
  It is assumed that 1.96% of total shares outstanding (or 6.53% of the shares offered for sale) will be acquired by the Company's restricted stock plan ("RSP"). Pro forma adjustments have been made to earnings and equity to reflect the impact of the RSP. The annual expense is estimated based on a five-year vesting period. No reinvestment is assumed on proceeds used to fund the RSP.
  It is assumed that an additional 4.90% of the total shares outstanding will be reserved for issuance by the Company's stock option plan. The pro forma net income has been adjusted to reflect the expense associated with the granting of options at an assumed options value of $2.28 per share. It is further assumed that options for all shares reserved under the plan were granted to plan participants at the beginning of the period, 30% of the options granted were non-qualified options for income tax purposes, the options would vest at a rate of 20% per year, and compensation expense will be recognized on a straight-line basis over the five-year vesting period.
  Fixed offering expenses are estimated at $819,000.
  Marketing fees for the stock offering are estimated at 1.35% of the amount of stock sold in the offering, excluding sales to directors, officers, employees, and stock-benefit plans.
  No effect has been given to withdrawals from deposit accounts for the purpose of purchasing common stock in the offering.
  No effect has been given in the pro forma equity calculation for the assumed earnings on the net proceeds.

V-1
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[Exhibit V-2]

V-2
End.